Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

SIZMEK INC.

at

$3.90 Net Per Share

by

SOLOMON MERGER SUBSIDIARY, INC.,

a wholly-owned subsidiary of

SOLOMON HOLDING, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF SEPTEMBER 26, 2016, UNLESS THE OFFER IS EXTENDED.

The Offer (as defined below) is being made pursuant to the Agreement and Plan of Merger, dated as of August 3, 2016 (the “Merger Agreement”), by and among Solomon Holding, LLC, a Delaware limited liability company (“Parent”), Solomon Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), and Sizmek Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share, of the Company (the “Shares”) at a price of $3.90 per Share, net to the seller in cash, without interest, less any applicable deductions or withholding taxes required by applicable law (the “Per Share Amount”), upon the terms and subject to the conditions set forth in this offer to purchase dated August 29, 2016 (this “Offer to Purchase”) and the related letter of transmittal (the “Letter of Transmittal”), which, together with any amendments or supplements, collectively constitute the “Offer.” Pursuant to the Merger Agreement, following the consummation of the Offer and the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement, Purchaser and the Company will merge (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly-owned subsidiary of Parent (the “Surviving Corporation”). As a result of the Merger, each Share outstanding immediately prior to the effective time of the Merger (other than Shares owned by Parent, Purchaser or the Company (as treasury stock), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the effective time of the Merger be converted into the right to receive the Per Share Amount.

On August 2, 2016, after careful consideration, the board of directors of the Company (the “Board”) (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders; (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (iii) recommended that the Company’s stockholders accept the Offer and, to the extent applicable, adopt and approve the Merger Agreement and the Merger; and (iv) authorized and approved the execution, delivery and performance of the Merger Agreement and the Transactions, in each case by a majority vote with one dissenting vote.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things,

(a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to 12:00 midnight, New York City time, at the end of September 26, 2016 (the “Expiration Time”), unless the period during which the Offer is open is extended in accordance with the Merger Agreement, in which event “Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire), that number of Shares which, together with (without duplication of Shares) the Shares then owned, directly or indirectly, by Purchaser, Parent and any other subsidiaries of Parent, collectively represents as of the Expiration Time at least a majority of all outstanding Shares, all Shares issuable in respect of all outstanding securities convertible into or exchangeable for Shares and all Shares issuable in respect of all outstanding options and other rights to acquire Shares, which the parties have agreed excludes in each case, solely for the purposes of calculating the Minimum Condition, any options for which a notice of exercise has not been received prior to the expiration of the Offer, any restricted stock units which have not vested prior to the expiration of the Offer and any Shares underlying or issuable in respect of such unexercised options and unvested restricted stock units (the “Minimum Condition”),

(b) the cash, cash equivalents and marketable securities (“Cash on Hand”) on the last business day of the prior month shall be no less than (i) if the Expiration Time occurs in September 2016, $32,418,000; (ii) if the Expiration Time occurs in October 2016, $33,574,000; (iii) if the Expiration Time occurs in November 2016, $33,483,000 less the amount of the payment owed by Sizmek Technologies, Inc. to TEGNA Inc., in an amount not to exceed $8,150,000 (the “Pointroll Payment”), actually paid prior to such time; (iv) if the Expiration Time occurs in December 2016, $37,137,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016; and (v) if the Expiration Time occurs in January 2017 or thereafter, $42,161,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016, in each case of (i), (ii), (iii), (iv) and (v) less the aggregate amount of fees and expenses paid in connection with the Offer and the Merger that the Company and its subsidiaries has paid between the date of the Merger Agreement and the Expiration Time up to $5,000,000,

(c) the holders of no more than 10.0% of the outstanding Shares (other than the Shares beneficially owned by (i) Xavier Gutierrez as of the date of the Merger Agreement to the Company’s knowledge and (ii) Meruelo Investment Partners LLC and certain of its Affiliates set forth on the Schedule 13D/A filed by such Persons with the SEC on March 19, 2015) shall have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL,

(d) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000, and

(e) there not being any applicable law, judgment, injunction, order or decree of any governmental authority of competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger or restraining or prohibiting Parent or Purchaser from exercising full rights of ownership in the Shares purchased pursuant to the Offer. The Offer is also subject to other conditions described in Section 15—“Certain Conditions of the Offer.”

A summary of the principal terms of the Offer appears below. You should read this entire Offer to Purchase and the Letter of Transmittal carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

If you desire to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you should either (i) complete and sign the Letter of Transmittal for the Offer, which is enclosed with this Offer to Purchase, in accordance with the instructions contained in the Letter of Transmittal, and deliver the Letter of Transmittal and any other required documents to Computershare Trust Company, N.A., in its capacity as depositary for the Offer (the “Depositary”), pursuant to the instructions set forth in the Letter of Transmittal, and either deliver the certificates for your Shares to the Depositary along with the Letter of Transmittal or tender your Shares by book-entry transfer by following the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” in each case prior to the Expiration Time, or (ii) request that your broker, dealer, commercial bank, trust company or other nominee effect the transaction for you. If you hold Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser pursuant to the Offer.

If you desire to tender your Shares pursuant to the Offer and the certificates representing your Shares are not immediately available, you cannot comply in a timely manner with the procedures for tendering your Shares by book-entry transfer, or you cannot deliver all required documents to the Depositary prior to the Expiration Time, you may be able to tender your Shares to Purchaser pursuant to the Offer by following the procedures for guaranteed delivery described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

* * * * *

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to Okapi Partners LLC, as information agent for the Offer (the “Information Agent”), at the address and telephone number set forth for the Information Agent on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

This Offer to Purchase and the Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

This transaction has not been approved or disapproved by the U.S. Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful.

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SUMMARY TERM SHEET

Purchaser, a wholly-owned subsidiary of Parent, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per Share, of the Company at a price of $3.90, net to the seller in cash without interest (less any applicable withholding taxes or deductions required by applicable law), as further described herein, upon the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal.

The following are some questions you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase and may not contain all of the information that is important to you and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the Letter of Transmittal. To better understand the Offer and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the Letter of Transmittal carefully and in their entirety. Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers available on the back cover of this Offer to Purchase. Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and where appropriate, Parent and Purchaser, collectively.

Securities Sought	All outstanding shares of common stock, par value $0.001 per share of Sizmek Inc., a Delaware corporation.

Price Offered Per Share	$3.90 per Share, net to the seller in cash, without interest and less any applicable withholding taxes or deductions required by applicable law.

Scheduled Expiration of Offer	12:00 midnight, New York City time, at the end of September 26, 2016, unless the Offer is extended or terminated. See Section 1—“Terms of the Offer.”

Purchaser	Solomon Merger Subsidiary, Inc., a Delaware corporation and a wholly-owned subsidiary of Solomon Holding, LLC, a Delaware limited liability company.

The Company’s Board of Directors Recommendation	The Board has recommended that the stockholders of the Company tender their Shares in the Offer and, if required by applicable law, adopt and approve the Merger Agreement, in each case by a majority vote with one dissenting vote.

Who is offering to buy my Shares?

Solomon Merger Subsidiary, Inc., a Delaware corporation and wholly—owned subsidiary of Solomon Holding, LLC, a Delaware limited liability company, is offering to purchase all of the outstanding Shares. Purchaser is a Delaware corporation which was formed for the sole purpose of making the Offer and completing the process by which the Company will become a subsidiary of Parent through the Merger. Purchaser and Parent are affiliated with Vector Solomon Holdings (Cayman), Ltd. (“Holdings”), Vector Capital IV, L.P. (“VC IV”), Vector Capital IV International, L.P. (“Vector International”) and Vector Entrepreneur Fund III, L.P. (“VEF III” and together with Holdings, VC IV and Vector International, “Vector Capital”). See the “Introduction,” Section 8—“Certain Information Concerning Parent and Purchaser” and Schedule I—“Directors and Executive Officers of Parent and Purchaser.”

How many Shares are you offering to purchase in the Offer?

We are making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the Letter of Transmittal. See the “Introduction” and Section 1—“Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. If the Offer is consummated, Parent intends, as soon as practicable after consummation of the Offer, to have Purchaser merge with and into the Company, with the Company as the surviving entity. Upon consummation of the Merger, the Surviving Corporation would be a wholly-owned subsidiary of Parent. See Section 12—“Purpose of the Offer; Plans for the Company.”

How much are you offering to pay and what is the form of payment? Will I have to pay any fees or commissions?

We are offering to pay $3.90 per Share, net to you in cash, without interest and less any applicable withholding taxes or deductions required by applicable law. If you are the record owner of your Shares and you directly tender your Shares to us in the Offer, you will not pay brokerage fees, commissions or similar expenses. If you own your Shares through a broker or other nominee, and your broker tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult with your broker or nominee to determine whether any charges will apply. See the “Introduction,” Section 1—“Terms of the Offer,” and Section 2—“Acceptance for Payment and Payment for Shares.”

Is there an agreement governing the Offer?

Yes. The Agreement and Plan of Merger entered into by Parent, Purchaser and the Company on August 3, 2016 provides, among other things, for the terms and conditions of the Offer and the Merger. See Section 11—“The Merger Agreement” and Section 15—“Certain Conditions of the Offer.”

What are the most significant conditions to the Offer?

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things,:

•	there shall have been validly tendered in accordance with the terms of the Offer, and not validly withdrawn prior to the Expiration Time, a number of Shares equal to the Minimum Condition;

•	the Cash on Hand on the last business day of the prior month is no less than (i) if the Expiration Time occurs in September 2016, $32,418,000; (ii) if the Expiration Time occurs in October 2016, $33,574,000; (iii) if the Expiration Time occurs in November 2016, $33,483,000 less the amount of the Pointroll Payment actually paid prior to such time; (iv) if the Expiration Time occurs in December 2016, $37,137,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016; and (v) if the Expiration Time occurs in January 2017 or thereafter, $42,161,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016, in each case of (i), (ii), (iii), (iv) and (v) less the aggregate amount of fees and expenses paid in connection with the Offer and the Merger that the Company and its subsidiaries has paid between the date of Merger Agreement and the Expiration Time up to $5,000,000;

•	the holders of no more than 10.0% of the outstanding Shares (other than the Shares beneficially owned by (i) Xavier Gutierrez as of the date of the Merger Agreement to the Company’s knowledge and (ii) Meruelo Investment Partners LLC and certain of its Affiliates set forth on the Schedule 13D/A filed by such Persons with the SEC on March 19, 2015) shall have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL;

•	the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act, or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000; and

•	there not being any applicable law, judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger or restraining or prohibiting Parent or Purchaser from exercising full rights of ownership in the Shares purchased pursuant to the Offer.

According to the Company, as of the close of business on July 31, 2016, there were 29,140,035 Shares issued and outstanding (excluding options and Company restricted stock units), 560,056 Shares issuable upon exercise of outstanding stock option grants, 2,042,096 Company restricted stock units (assuming the maximum achievement of all performance goals, as applicable) and Company Long-Term Overachievement Awards with an aggregate target value of $1,737,500.

Assuming no additional Shares or stock options are issued after July 31, 2016, based on the fully diluted Shares outstanding on July 31, 2016 (excluding any unexercised options and unvested restricted stock units, in each case, as of July 31, 2016), the aggregate number of Shares Purchaser must acquire in the Offer, together with Shares then-owned by Parent or Purchaser, in order to satisfy the Minimum Condition equals 14,570,018 Shares, which represents one (1) Share more than fifty percent (50%) of the Shares issued and outstanding as of July 31, 2016.

The Offer is also subject to a number of other conditions. We can waive some of the conditions to the Offer without the consent of the Company. We cannot, however, waive the Minimum Condition without the consent of the Company. See Section 15—“Certain Conditions of the Offer.”

Do you have the financial resources to pay for all of the Shares that you are offering to purchase in the Offer and to consummate the Merger and the other transactions contemplated by the Merger Agreement?

Purchaser estimates that it will need up to approximately $122 million to purchase all of the issued and outstanding Shares in the Offer, consummate the Merger and the other transactions contemplated by the Merger Agreement and to pay related fees and expenses. VC IV has provided to Parent an equity commitment equal to $122,610,310.90 less the applicable amount, based on when the Expiration Time occurs, of Cash on Hand after deducting the Pointroll Payment (subject to adjustments as described in the Equity Commitment Letter (as defined below)). Parent will contribute or otherwise advance to Purchaser the proceeds of the equity commitment, which, together with the Cash on Hand after deducting the Pointroll Payment, will be sufficient to pay the Per Share Amount for all Shares tendered in the Offer and all related fees and expenses. Funding of the Equity Financing (as defined in Section 9—“Source and Amount of Funds”) is subject to the satisfaction of various conditions set forth in the Equity Commitment Letter. Although VC IV has provided the equity commitment to Parent, Parent anticipates that Vector International and VEF III, both affiliates of VC IV, will be funding a portion or all of the amount of the Equity Financing at the closing of the Offer. Until Vector International and VEF III fund a portion or all of the Equity Financing, VC IV shall not be relieved of its obligations under the Equity Commitment Letter with respect to the portion of the Equity Financing that has not been funded.

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think that our financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	Parent and Purchaser were organized solely in connection with the Offer and the Merger and, prior to the Expiration Time, will not carry on any activities other than in connection with the Offer and the Merger;

•	the consideration offered in the Offer consists solely of cash;

•	the Offer is being made for all outstanding Shares of the Company;

•	Parent and Purchaser have received equity commitments in respect of funds, which together with the Cash on Hand, will be sufficient to purchase all Shares tendered pursuant to the Offer;

•	the Offer will not be subject to any financing condition; and

•	VC IV is a private equity fund engaged in the purchase, sale and ownership of private equity investments and has no business operations other than investing; only VC IV’s commitment to fund the Equity Financing as described below in Section 9—“Source and Amount of Funds” is material to a stockholder’s decision with respect to the Offer.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

You will have until 12:00 midnight, New York City time, at the end of September 26, 2016 to tender your Shares in the Offer, subject to extension of the Offer in accordance with the terms of the Merger Agreement. Furthermore, if you cannot deliver everything that is required in order to make a valid tender by that time, you may be able to use a guaranteed delivery procedure by which a broker, a bank, or any other fiduciary that is an eligible institution may guarantee that the missing items will be received by the Depositary within three (3) Nasdaq trading days (as defined below). Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein. For the tender to be valid, however, the Depositary must receive the missing items within such three (3) Nasdaq trading day period. A “Nasdaq trading day” is any day on which shares are traded on the NASDAQ Stock Market (the “Nasdaq”). See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Acceptance for payment of Shares pursuant to and subject to the conditions of the Offer, which will occur on or about September 27, 2016, unless we extend the Offer pursuant to the terms of the Merger Agreement, is referred to as the “Acceptance Time.” The date and time when the Merger becomes effective is referred to as the “Effective Time.”

Can the Offer be extended and under what circumstances can or will the Offer be extended?

Yes. We have agreed in the Merger Agreement that, subject to our rights and the Company’s rights to terminate the Merger Agreement in accordance with its terms or terminate the Offer under certain circumstances:

•	if, as of the then-scheduled Expiration Time, any condition of the Offer is not satisfied and has not been waived, then, at the request of the Company, Purchaser will, and Parent will cause it to, extend the Offer for one (1) or more periods of up to ten (10) business days per extension to permit such condition to the Offer to be satisfied or waived;

•	if, as of the then-scheduled Expiration Time, any condition to the Offer is not satisfied and has not been waived, Purchaser may, in its sole discretion (and without the consent of the Company or any other person), extend the Offer (up to the End Date (as defined below) but not thereafter) on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such condition to the Offer Condition to be satisfied; and

•	Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, or any other applicable law, in each case, applicable to the Offer.

In any case, we will not be (i) required to extend the Offer beyond December 1, 2016 (unless the applicable waiting period under the HSR Act (or under laws analogous to the HSR Act existing in foreign jurisdictions, in which the Company has annual revenues or assets in excess of $10,000,000) has not expired or been terminated prior to December 1, 2016, in which case we will not be required to extend the Offer beyond January 30, 2017) (the “End Date”) or (ii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and the End Date without the prior written consent of the Company. Unless otherwise agreed by the Company, Parent and Purchaser, no extended Expiration Time will be a date that is within five (5) business days after the date of a regularly scheduled payroll run of the Company.

If we extend the time period of the Offer, this extension will extend the time that you will have to tender your Shares. See Section 1—“Terms of the Offer” for more details on our ability to extend the Offer.

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform the Depositary of that fact and will make a public announcement of the extension not later than 9:00 A.M., New York City time, on the next business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares or confirmation of a book-entry transfer of such Shares into the account of the Depositary at The Depository Trust Company (“DTC”), together with a completed Letter of Transmittal or an Agent’s Message (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”) and any other documents required by the Letter of Transmittal, to the Depositary, prior to the expiration of the Offer. If your Shares are held in street name (that is, through a broker, dealer or other nominee), they can be tendered by your nominee through DTC. If you are unable to deliver any required document or instrument to the Depositary by the expiration of the Offer, you may gain some extra time by having a broker, a bank or any other fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary within three (3) Nasdaq trading days. For the tender to be valid, however, the Depositary must receive the missing items within that three-Nasdaq-trading-day period. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw previously tendered Shares any time prior to the expiration of the Offer by following the procedures for withdrawing your Shares in a timely manner. If you tendered your Shares by giving instructions to a broker or other nominee, you must instruct your broker or nominee prior to the expiration of the Offer to arrange for the withdrawal of your Shares in a timely manner. See Section 4—“Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To validly withdraw any of your previously tendered Shares, you must deliver a written notice of withdrawal, or a facsimile of one (with original delivered via overnight courier), with the required information to the Depositary while you still have the right to withdraw such Shares. If you tendered your Shares by giving instructions to a broker, banker or other nominee, you must instruct your broker, banker or other nominee to arrange for the withdrawal of your Shares and such broker, banker or other nominee must effectively withdraw such Shares while you still have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

What does the Board think of the Offer?

We are making the Offer pursuant to the Merger Agreement, which has been approved by the Board by a majority vote with one dissenting vote. After careful consideration, the Board has (in the case of each of the below, by majority vote with one dissenting vote):

•	determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders;

•	approved the Merger Agreement and the Transactions, including the Offer and the Merger on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time;

•	resolved to recommend that the Company’s stockholders accept the Offer and, if applicable, approve and adopt the Merger Agreement and the Transactions; and

•	authorized and approved the execution, delivery and performance of the Merger Agreement and the Transactions.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that will be mailed to the stockholders of the Company. See the “Introduction” and Section 10—“Background of the Offer; Past Contacts or Negotiations with the Company.”

If the Offer is successfully completed, will the Company continue as a public company?

No. Following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly-owned. Even if for some reason the Merger does not take place but we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly-held Shares that the Company’s common stock will no longer be eligible to be traded on the Nasdaq or any other securities exchange, there may not be a public trading market for the common stock of the Company, and the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent or the Company are under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

If I object to the price being offered, will I have appraisal rights?

Appraisal rights are not available as a result of the Offer. However, if the Merger takes place, stockholders who have not tendered their Shares in the Offer and who are entitled to demand and properly demand appraisal of such Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, will be entitled to appraisal rights under Delaware law. If you choose to exercise your appraisal rights in connection with the Merger and you are entitled to demand and properly demand appraisal of your Shares pursuant to, and comply in all respects with, the applicable provisions of Delaware law, you will be entitled to payment for your Shares based on a judicial determination of the fair value of your Shares, together with interest from the Effective Time through the date of payment of the judgment upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The fair value may be more than, less than or equal to the price that we are offering to pay you for your Shares in the Offer. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million. See Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If the Offer is consummated and certain other conditions are met, the Merger will occur and all of the Shares outstanding prior to the Effective Time (other than Shares held by Parent, Purchaser or the Company (or held in the Company’s treasury), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to and properly demands appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will at the Effective Time be converted into the right to receive the Per Share Amount without interest and less any applicable withholding taxes. Therefore, if the Merger takes place, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares and that no appraisal rights will be available in the Offer. Even if the Merger for some reason does not take place but we purchase all of the tendered Shares, the number of stockholders and the number of Shares that are still in the hands of the public may be so small that there no longer will be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the rules of the SEC relating to publicly-held companies. See the “Introduction” and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On August 2, 2016, the last Nasdaq trading day before we announced that we entered into the Merger Agreement, the last sale price of the common stock of the Company reported on Nasdaq was $2.66 per Share. On August 26, 2016, the last Nasdaq trading day before we commenced the Offer, the last sale price of the Shares reported on Nasdaq was $3.87 per Share. We encourage you to obtain a recent quotation for Shares in deciding whether to tender your Shares. See Section 6—“Price Range of Shares; Dividends.”

Have any stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with the execution of the Merger Agreement, certain beneficial owners of Shares, including the Company’s President and Chief Executive Officer, entered into Tender and Voting Agreements (the “Tender Agreements”) with Parent and Purchaser pursuant to which such parties agreed, among other things, to tender Shares held by them and certain of their affiliates in the Offer and, if necessary, to vote in favor of the Merger and any other matter contemplated by the Merger Agreement, upon the terms and subject to the conditions of such agreements. Collectively, the stockholders party to the Tender Agreements have ownership of 3,991,330 Shares, or approximately 13.7% of the outstanding Shares. The Tender Agreements will terminate upon certain circumstances, including upon termination of the Merger Agreement or the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement).

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Certain Conditions of the Offer” (the “Tender Offer Conditions”) are satisfied or waived and we consummate the Offer and accept your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $3.90 in cash without interest, less any applicable withholding taxes or other deductions required by applicable law, promptly following the expiration of the Offer (but in no event more than three business days thereafter). See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment of Shares.”

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares, including options that were granted under any Company equity plan (the “Options”). Pursuant to the Merger Agreement, as of immediately prior to the Effective Time each Option outstanding and unexercised immediately prior to the

Effective Time, will (i) fully vest and (ii) by virtue of the Merger and without any action on the part of any holder of any Option will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (A) the aggregate number of Shares subject to such Option immediately prior to the Effective Time and (B) the excess, if any, of the Per Share Amount less the exercise price per share of such Option, subject to any applicable withholding or other taxes required by applicable law (the “Option Consideration”), with each former holder of any such canceled Option becoming entitled to receive payment of the Option Consideration, if any, made to the holder of such Option through the payroll system of the Company as soon as practicable following the closing date (and in no event later than the next regularly scheduled payroll run of the Company following the closing date). If the exercise price per share of any Option, whether vested or unvested, is equal to or greater than the Per Share Amount, such Option will be cancelled and terminated without any cash payment being made in respect thereof. See Section 11—“The Merger Agreement.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units granted under any Company equity plan. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each restricted stock unit (i) will automatically become fully vested and the restrictions thereon will lapse and (ii) by virtue of the Merger and without any action on the part of any holder of any restricted stock unit will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (A) the aggregate number of Shares subject to such restricted stock unit immediately prior to the Effective Time and (B) the Per Share Amount (the “RSU Consideration”). In the event that any restricted stock unit is subject to Section 409A of the Internal Revenue Code of 1986 (the “Code”), the payment of the amount of cash with respect thereto will be delayed to the extent necessary to comply with Section 409A of the Code. Subject to the preceding sentence, each holder of an outstanding restricted stock unit will be entitled to receive in exchange for the cancellation thereof the RSU Consideration with respect to each Share subject to such outstanding restricted stock unit and payment will be made to the holder of such restricted stock unit through the payroll system of the Company as soon as practicable following the closing date (and in no event later than the next regularly scheduled payroll run of the Company following the closing date). See Section 11—“The Merger Agreement.”

What will happen to my Company Long-Term Overachievement Awards in the Offer?

The Offer is made only for Shares and is not made for any Company Long-Term Overachievement Awards. Pursuant to the Merger Agreement, as of immediately prior to the Effective Time each Company Long-Term Overachievement Award that is outstanding, by virtue of the occurrence of the Effective Time and without any action on the part of Parent, Purchaser, the Company or the holders thereof, each Company Long-Term Overachievement Award will automatically terminate and be cancelled without payment of any consideration to the holder thereof.

What are the United States federal income tax consequences of the Offer and the Merger?

If you are a United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”), the receipt of cash by you in exchange for your Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes. In general, if you are a United States Holder and you hold your Shares as a capital asset, you will recognize capital gain or loss equal to the difference between the amount of cash you receive and your adjusted tax basis in the Shares exchanged therefor. Such gain or loss will be treated as a long-term capital gain or loss if you have held the Shares for more than one (1) year at the time of the exchange. If you are a non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences), you generally will not be subject to United States federal income tax with respect to the exchange of Shares for cash pursuant to the Offer or the Merger unless you have certain connections to the United States. See Section 5—“Material United States Federal Income Tax Consequences” for a summary of the material United States federal income tax consequences of tendering Shares pursuant to the Offer or exchanging Shares in the Merger.

You should consult your own tax advisors to determine the particular tax consequences to you of the Offer and the Merger, including the application and effect of any state, local or non-United States income and other tax laws or tax treaties.

Who should I talk to if I have additional questions about the Offer?

Stockholders may call Okapi Partners LLC toll-free at (877) 629-6356 and banks and brokers may call Okapi Partners LLC at (212) 297-0720. Okapi Partners LLC is acting as the information agent for the Offer. See the back cover of this Offer to Purchase.

INTRODUCTION

Solomon Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Solomon Holding, LLC, a Delaware limited liability company (“Parent”), hereby offers to purchase for cash all outstanding shares of common stock, par value $0.001 per share, of Sizmek Inc., a Delaware corporation (the “Company”), at a price of $3.90 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes or other deductions required by applicable law (the “Per Share Amount”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the Letter of Transmittal (which, together with any amendments or supplements hereto or thereto, collectively constitute the “Offer”). The Offer and the withdrawal rights will expire at 12:00 midnight, New York City time, at the end of September 26, 2016, unless the Offer is extended in accordance with the terms of the Merger Agreement.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 3, 2016, by and among Parent, Purchaser and the Company. The Merger Agreement provides that after the purchase of Shares in the Offer, Purchaser and the Company will merge, with the Company as the surviving corporation (the “Surviving Corporation”) in the Merger continuing as a wholly-owned subsidiary of Parent. According to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than Shares owned by Purchaser, Parent, the Company (in the Company’s treasury) or any subsidiary of the Company or Parent, or by any stockholder of the Company who or which is entitled to demand and properly demands appraisal of such Shares pursuant to, and complies in all respects with the applicable provisions Delaware law) will be converted into the right to receive the Per Share Amount (the “Merger Consideration”). Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares. The Merger Agreement is more fully described in Section 11—“The Merger Agreement,” which also contains a discussion of the treatment of options and other equity awards of the Company.

Tendering stockholders who are record owners of their Shares and tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 to the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any brokerage or other service fees. Parent or Purchaser will pay all charges and expenses of Computershare Trust Company, N.A., as Depositary, and Okapi Partners LLC, as Information Agent, incurred in connection with the Offer. See Section 17—“Fees and Expenses.”

On August 2, 2016, after careful consideration, the board of directors of the Company (the “Board”) (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to and in the best interests of the Company and its stockholders; (ii) approved the Merger Agreement and the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, including that the Merger shall be governed by and effected pursuant to Section 251(h) of the DGCL and that the Merger shall be consummated as soon as practicable following the Acceptance Time; (iii) recommended that the Company’s stockholders accept the Offer and, to the extent applicable, adopt and approve the Merger Agreement and the Merger; and (iv) authorized and approved the execution, delivery and performance of the Merger Agreement and the Transactions, in each case by majority vote with one dissenting vote.

A more complete description of the Board’s reasons for authorizing and approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, will be set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) under the Exchange Act, that will be mailed to the stockholders of the Company.

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including, among other things, (a) there being validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time, unless the period during which the Offer is open is extended in accordance with the Merger Agreement, that number of Shares at least equal to the Minimum Condition, (b) the Cash on Hand on the last business day of the prior month shall be no less than (i) if the Expiration Time occurs in September 2016, $32,418,000; (ii) if the Expiration Time occurs in October 2016, $33,574,000; (iii) if the Expiration Time occurs in November 2016, $33,483,000 less the amount of the Pointroll Payment actually paid prior to such time; (iv) if the Expiration Time occurs in December 2016, $37,137,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016; and (v) if the Expiration Time occurs in January 2017 or thereafter, $42,161,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016, in each case of (i), (ii), (iii), (iv) and (v) less the aggregate amount of fees and expenses paid in connection with the Offer and the Merger that the Company and its subsidiaries has paid between the date of the Merger Agreement and the Expiration Time up to $5,000,000, (c) the holders of no more than 10.0% of the outstanding Shares (other than the Shares beneficially owned by (i) Xavier Gutierrez as of the date of the Merger Agreement to the Company’s knowledge and (ii) Meruelo Investment Partners LLC and certain of its Affiliates set forth on the Schedule 13D/A filed by such Persons with the SEC on March 19, 2015) shall have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL, (d) the expiration or termination of any waiting period applicable to the transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the HSR Act or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000, and (e) there not being any applicable law, judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger or restraining or prohibiting Parent or Purchaser from exercising full rights of ownership in the Shares purchased pursuant to the Offer.

According to the Company, as of the close of business on July 31, 2016, there were 29,140,035 Shares issued and outstanding, 560,056 Shares issuable upon exercise of outstanding stock option grants, 2,042,096 Company restricted stock units (assuming the maximum achievement of all performance goals, as applicable) and Company Long-Term Overachievement Awards with an aggregate target value of $1,737,500. Accordingly, we anticipate that, assuming the foregoing, and assuming no additional Shares or stock options are issued after July 31, 2016, based on the fully diluted Shares outstanding on July 31, 2016 (excluding any unexercised options and unvested restricted stock units, in each case, as of July 31, 2016), the aggregate number of Shares Purchaser must acquire in the Offer, together with Shares then-owned by Parent or Purchaser, in order to satisfy the Minimum Condition equals 14,570,018 Shares, which represents one (1) Share more than fifty percent (50%) of the Shares issued and outstanding as of July 31, 2016.

The Merger Agreement provides that, from and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time will be the officers of Surviving Corporation.

If the Minimum Condition is satisfied, Purchaser would have sufficient voting power after the Acceptance Time to approve the Merger without the affirmative vote of any other stockholder of the Company pursuant to Section 251(h) of the DGCL. Therefore, the parties have agreed to take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

We do not foresee any reason that would prevent us from completing the Merger pursuant to Section 251(h) of the DGCL following the consummation of the Offer. However, if prior to the Effective Time, Parent and the Company mutually determine, in good faith, after consulting with their respective outside legal counsel, that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL and if Parent, Purchaser and any other subsidiary of Parent have collectively acquired at least 90% of the outstanding Shares after the Acceptance Time, the parties shall take all necessary and appropriate action to cause the Merger to be effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL. See Section 11—“The Merger Agreement.”

The material United States federal income tax consequences of the sale of Shares pursuant to the Offer and the exchange of Shares pursuant to the Merger are summarized in Section 5—“Material United States Federal Income Tax Consequences.”

This Offer to Purchase and the Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn as permitted under Section 4—“Withdrawal Rights.” The term “Expiration Time” means 12:00 midnight, New York City time, at the end of September 26, 2016, unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the term “Expiration Time” means the latest time and date on which the Offer, as so extended, expires; provided, however, that the Expiration Time may not be extended beyond the End Date (December 1, 2016 (unless the applicable waiting period under the HSR Act (or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000) has not expired or been terminated prior to December 1, 2016, in which case the End Date will be January 30, 2017)).

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in Section 15—“Certain Conditions of the Offer”. Purchaser and Parent expressly reserve the right to waive (in whole or in part) prior to the Expiration Time any Tender Offer Condition, to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer; provided, however, that unless previously approved in writing by the Company, Purchaser will not (i) waive or change the Minimum Condition, (ii) decrease the Per Share Amount, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares sought in the Offer, (v) impose additional conditions to the Offer or otherwise amend or modify any of the conditions to the Offer or terms of the Offer in a manner that is adverse to the beneficial owners of Shares, or (vi) extend or otherwise change the expiration date of the Offer except as pursuant to and in accordance with the Merger Agreement.

The Merger Agreement provides that Purchaser will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, or any other applicable law, in each case, applicable to the Offer. If, as of the then-scheduled expiration of the Offer, any Tender Offer Condition is not satisfied and has not been waived, then, at the request of the Company, Purchaser will extend the Offer for one (1) or more periods of up to ten (10) business days per extension to permit such condition to the Offer to be satisfied or waived. In addition, if, as of the then-scheduled Expiration Time, any condition to the Offer is not satisfied and has not been waived Purchaser has the right, in its sole discretion, (and without the consent of the Company or any other person), extend the Offer (up to the End Date but not thereafter) on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such condition to the Offer Condition to be satisfied. Unless otherwise agreed by the Company, Parent and Purchaser, no extended Expiration Time will be a date that is within five (5) business days after the date of a regularly scheduled payroll run of the Company.

In any case, we will not be (i) required to extend the Offer beyond the End Date or (ii) permitted to extend the Offer beyond the earliest to occur of the valid termination of the Merger Agreement and the End Date.

If Purchaser extends the Offer or if Purchaser (whether before or after its acceptance for payment of Shares) is delayed in its acceptance of or payment for Shares or it is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may retain tendered Shares on behalf of Purchaser, and such Shares may not be validly withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described herein under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e—1(c) under the Exchange Act, which requires that a purchaser making a tender offer promptly pay the consideration offered. Alternatively, if the Offer is not consummated, and the Shares are not accepted for payment or Shares are validly withdrawn, Purchaser is obligated to return the securities deposited by or on behalf of stockholders promptly after the termination of the Offer or withdrawal of such Shares.

If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, Purchaser will disseminate additional Offer materials and extend the Offer to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an Offer must remain open following material changes in the terms of the Offer, other than a change in price, percentage of securities sought, or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the materiality, of the changes. In the SEC’s view, an offer to purchase should remain open for a minimum of five (5) business days from the date the material change is first published, sent or given to stockholders and, if material changes are made with respect to information that approaches the significance of price and share levels, a minimum of ten (10) business days may be required to allow for adequate dissemination and investor response. Accordingly, if prior to the Expiration Time Purchaser decreases the number of Shares being sought or increases the consideration offered pursuant to the Offer, and if the Offer is scheduled to expire at any time earlier than the tenth (10th) business day from the date that notice of such increase or decrease is first published, sent or given to stockholders, the Offer will be extended at least until the expiration of such tenth (10th) business day.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Time, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which requires that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser has no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service. As used in this Offer to Purchase, “business day” means any day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable law to close.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The Merger Agreement does not contemplate a subsequent offering period for the Offer.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the satisfaction or earlier waiver of all the Tender Offer Conditions set forth in Section 15—“Certain Conditions of the Offer,” Purchaser will accept for payment and will pay for all Shares validly tendered and not validly withdrawn prior to the Expiration Time pursuant to the Offer promptly after the Expiration Time. Subject to the Merger Agreement and in compliance with Rule 14e-1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals. Rule 14e-1(c) under the Exchange Act relates to the obligation of Purchaser to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer. See Section 16—“Certain Legal Matters; Regulatory Approvals.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Certificates”) or confirmation (a “Book-Entry Confirmation”) of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the above listed items are actually received by the Depositary.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not validly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser’s rights under the Offer hereof, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Under no circumstances will interest on the Per Share Amount for Shares be paid to the stockholders, regardless of any delay in payment for such Shares.

If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Certificates are submitted evidencing more Shares than are tendered, Certificates evidencing unpurchased or untendered Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

If, prior to the Expiration Time, Purchaser increases the price being paid for Shares, Purchaser will pay the increased consideration for all Shares purchased pursuant to the Offer, whether or not those Shares were tendered prior to the increase in consideration.

3.	Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal), and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either the Certificates evidencing tendered Shares must be received by the Depositary at such address or such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Time, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below. No alternative, conditional or contingent tenders will be accepted.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two (2) business days after the date of this Offer to Purchase.

Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses listed on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed the box entitled “Special Payment Instructions” on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member of or participant in a recognized “Medallion Program” approved by the Securities Transfer Association Inc., including the Security Transfer Agents Medallion Program (STAMP), the Stock Exchange Medallion Program (SEMP) and the New York Stock Exchange Medallion Signature Program (MSP), or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 of the Letter of Transmittal. If a Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Certificate not accepted for payment or not tendered is to be issued in the name of or returned to, a person other than the registered holder(s), then the Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appears on the Certificate, with the signature(s) on such Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and the Certificates evidencing such stockholder’s Shares are not immediately available or the stockholder cannot deliver the Certificates and all other required documents to the Depositary prior to the Expiration Time; or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, the Shares may nevertheless be tendered if all of the following conditions are satisfied:

•	the tender is made by or through an Eligible Institution;

•	a properly completed and duly executed “Notice of Guaranteed Delivery,” substantially in the form made available by Purchaser, is received prior to the Expiration Time by the Depositary as provided below; and

•

the Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three (3) Nasdaq trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by overnight courier or transmitted by facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser. In the case of Shares held through the Book-Entry Transfer Facility, the Notice of Guaranteed Delivery must be delivered to the Depositary by a participant by means of the confirmation system of the Book-Entry Transfer Facility. Shares delivered by a Notice of Guaranteed Delivery will not be counted by Purchaser toward the satisfaction of the Minimum Condition and therefore it is preferable for Shares to be tendered by the other methods described herein.

The method of delivery of Certificates, the Letter of Transmittal, and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal, and that when Purchaser accepts the Shares for payment, it will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders it determines are not in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser with respect to those Shares. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser’s interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

Appointment. By executing the Letter of Transmittal (or delivering an Agent’s Message) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser, and each of them, as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective) with respect thereto. Each designee of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as such designee in its sole discretion deems proper. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other securities and rights, including voting at any meeting of stockholders.

Information Reporting and Backup Withholding. The purchase of the Shares is generally subject to information reporting by the Depositary (as the payor) to the applicable tax authorities. Information disclosed on an applicable IRS Form W-8 by non-United States Holders (as defined below) to the IRS by the Depositary may be disclosed to the local tax authorities of the non-United States Holder under an applicable tax treaty or a broad information exchange agreement. Under the “backup withholding” provisions of United States federal income tax law, the Depositary (as the payor) may be required to withhold and pay over to the United States Internal Revenue Service (“IRS”) a portion (currently, 28%) of the amount of any payments made by Purchaser to a stockholder pursuant to the Offer. In order to prevent backup withholding from being imposed on the payment to stockholders of the Per Share Amount of Shares purchased pursuant to the Offer, each United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must provide the Depositary with such stockholder’s correct taxpayer identification number (“TIN”) and certify that such stockholder is not subject to backup withholding by completing the IRS Form W-9 included in the Letter of Transmittal, or otherwise establish a valid exemption from backup withholding to the satisfaction of the Depositary. If a United States Holder does not provide its correct TIN or fails to provide the certifications described above, the IRS may impose a penalty on the stockholder and payment of cash to the stockholder pursuant to the Offer may be subject to backup withholding. All United States Holders surrendering Shares pursuant to the Offer should complete and sign the IRS Form W-9 included in the Letter of Transmittal to provide the information necessary to avoid backup withholding. Certain stockholders (including, among others, all corporations and certain foreign individuals) are exempt from backup withholding and payments to such persons will not be subject to backup withholding provided that a valid exemption is established. Each non-United States Holder (as defined in Section 5—“Material United States Federal Income Tax Consequences”) must submit an appropriate properly completed executed original IRS Form W-8 (a copy of which may be obtained from the Depositary or www.irs.gov) (and associated documentation, if applicable) certifying, under penalties of perjury, to such non-United States Holder’s foreign status in order to establish an exemption from backup withholding. See Instruction 8 of the Letter of Transmittal. Each holder of Shares who is neither a United States Holder nor a non-United States Holder (e.g., a partnership), should consult their own tax advisors as to the appropriate forms to be delivered to the Depositary to avoid backup withholding.

4.	Withdrawal Rights.

Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment as provided herein, tenders of Shares may also be withdrawn after October 28, 2016, the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received by the Depositary at one of its addresses listed on the back cover page of this Offer to Purchase prior to the Expiration Time. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Certificates, the serial numbers shown on such Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 before the Expiration Time or at any time after October 28, 2016, the date that is 60 days from the date of this Offer to Purchase, unless previously accepted for payment pursuant to the Offer as provided herein.

Withdrawals of Shares may not be rescinded. Any Shares validly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Time by following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

All questions as to the form and validity (including, without limitation, time of receipt) of any notice of withdrawal will be determined by Purchaser, in its reasonable discretion, whose determination will be final and binding, except as may otherwise be finally determined in a subsequent judicial proceeding if our determination is challenged by a Company stockholder. None of Purchaser, the Depositary, the Information Agent or any other person will be under duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.	Material United States Federal Income Tax Consequences.

The following is a summary of the material United States federal income tax consequences to beneficial owners of Shares upon the exchange of Shares for cash pursuant to the Offer or the Merger. This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any state, local or non-United States jurisdiction or under any applicable tax treaty and does not consider any aspects of United States federal tax law other than income taxation. This summary deals only with Shares held as capital assets within the meaning of the Code (generally, property held for investment), and does not address tax considerations applicable to any holder of Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•	a partnership, an S corporation or other pass-through or disregarded entity (or an investor in a partnership, S corporation or other pass-through or disregarded entity);

•	an insurance company;

•	a mutual fund;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a regulated investment company;

•	a real estate investment trust;

•	a person who acquired Shares through the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation for services;

•	a holder of Shares subject to the alternative minimum tax provisions of the Code;

•	a United States Holder (as defined below) that has a functional currency other than the United States dollar;

•	a person that holds the Shares as part of a hedge, straddle, constructive sale, conversion or other integrated or risk reduction transaction;

•	a United States expatriate and certain former citizens or long-term residents of the United States;

•	any holder of Shares that entered into the Tender Agreements as part of the transactions described in this Offer to Purchase;

•	any person who owns actually or constructively owns an equity interest in Parent or the surviving corporation; or

•	any holder of Shares that exercises its appraisal rights pursuant to Section 262 of the DGCL.

This discussion does not address the tax consequences of acquisitions or dispositions of Shares outside the Offer or the Merger, or transactions pertaining to options that are cancelled and converted into the right to receive cash, as the case may be, in connection with the Offer or the Merger. This discussion also does not address the tax consequences arising from the Medicare tax on net investment income.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. Partners in a partnership holding Shares should consult their own tax advisors regarding the tax consequences of exchanging the Shares pursuant to the Offer or pursuant to the Merger.

This summary is based on the Code, the Treasury regulations promulgated under the Code, and administrative rulings and judicial decisions, all as in effect as of the date of this Offer to Purchase, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of the material United States federal income tax consequences to a holder of Shares. Holders of Shares should consult their own tax advisors with respect to the specific tax consequences to them in connection with the Offer and the Merger in light of their own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or non-United States tax laws or tax treaties.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Shares that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Shares

The exchange of Shares for cash pursuant to the Offer or pursuant to the Merger will be a taxable transaction for United States federal income tax purposes, and a United States Holder who receives cash for Shares pursuant to the Offer or pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Shares exchanged therefor. Gain or loss will be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Shares is more than one (1) year at the time of the exchange. Long-term capital gain recognized by certain non-corporate holders generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding Tax

Proceeds from the exchange of Shares pursuant to the Offer or pursuant to the Merger generally will be subject to backup withholding tax at the applicable rate (currently, 28%) unless the United States Holder provides a valid taxpayer identification number and complies with certain certification procedures (generally, by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding tax. Any amounts withheld under the backup withholding tax rules from a payment to a United States Holder will be allowed as a credit against that holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS. Each United States Holder should complete and sign the IRS Form W-9, which will be included with the Letter of Transmittal to be returned to the Depositary, to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary. See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Non-United States Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a non-United States Holder of Shares. The term “non-United States Holder” means a beneficial owner of Shares that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

The following discussion applies only to non-United States Holders, and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Payments with Respect to Shares

Subject to the discussion on “—Backup Withholding Tax” below, any gain realized by a non-United States Holder with respect to Shares exchanged for cash pursuant to the Offer or pursuant to the Merger generally will be exempt from United States federal income tax unless:

•	the gain is effectively connected with a trade or business of such non-United States Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by such non-United States Holder in the United States), in which case such gain generally will be subject to United States federal income tax at rates generally applicable to United States persons, and, if the non-United States Holder is a corporation, will be included in the corporation’s effectively connected earnings and profits which are generally subject to a branch profits tax at a rate of 30% (or a lower rate under an applicable income tax treaty);

•	such non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, in which case such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the taxable year; or

•	the Company is or has been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (“USRPHC”), at any time within the shorter of the five-year period preceding the Merger or such non-United States Holder’s holding period with respect to the applicable shares of common stock and such non-United States Holder owns directly or is deemed to own pursuant to attribution rules more than 5% of the Company’s common stock at any time during the relevant period, in which case such gain will be subject to United States federal income tax at rates generally applicable to United States persons (as described in the first bullet point above), except that the branch profits tax will not apply. Non-United States Holders that actually or constructively own more than 5% of the Company’s common stock should consult their tax advisors regarding the process for requesting documentation from the Company to establish whether the Company is a USRPHC.

Backup Withholding Tax

A non-United States Holder may be subject to backup withholding tax with respect to the proceeds from the disposition of Shares pursuant to the Offer or pursuant to the Merger unless the non-United States Holder certifies under penalties of perjury on an applicable IRS Form W-8 that such non-United States Holder is not a United States person, or such non-United States Holder otherwise establishes an exemption in a manner satisfactory to the Depositary. Each non-United States Holder should complete, sign and provide to the Depositary an applicable IRS Form W-8 to provide the information and certification necessary to avoid backup withholding, unless an exemption applies and is established in a manner satisfactory to the Depositary.

Any amounts withheld under the backup withholding tax rules will be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided the required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Shares. Holders of Shares should consult their own tax advisors as to the particular tax consequences to them of exchanging their Shares for cash pursuant to the Offer or the Merger under any federal, state, local, non-United States or other tax laws.

6.	Price Range of Shares; Dividends.

The Shares are listed on the Nasdaq under the symbol “SZMK.” The Shares have been listed on the Nasdaq since February 10, 2014. The following table sets forth for the indicated periods the high and low sales prices per Share as reported on the Nasdaq since February 10, 2014.

	High	Low
Year Ended December 31, 2014:
First Quarter	$13.25	$9.05
Second Quarter	$11.95	$8.40
Third Quarter	$10.20	$7.70
Fourth Quarter	$7.80	$4.85
Year Ended December 31, 2015:
First Quarter	$8.47	$5.83
Second Quarter	$7.83	$6.21
Third Quarter	$7.91	$5.76
Fourth Quarter	$6.77	$3.47
Year Ending December 31, 2016:
First Quarter	$3.80	$2.68
Second Quarter	$3.08	$2.12
Third Quarter (through August 26, 2016)	$3.90	$2.09

On August 2, 2016, the last Nasdaq trading day before Parent and the Company announced that they had entered into the Merger Agreement, the last sale price of the Shares reported on the Nasdaq was $2.66 per Share; therefore, the Per Share Amount of $3.90 per Share represents a premium of approximately 47% over such price. On August 26, 2016, the last Nasdaq trading day prior to the original printing of this Offer to Purchase, the last sale price of the Shares reported on the Nasdaq was $3.87 per Share.

Stockholders are urged to obtain current market quotations for Shares before making a decision with respect to the Offer.

The Company has never paid any cash dividends on its capital stock. In addition, under the terms of the Merger Agreement, the Company is not permitted to declare or pay dividends in respect of Shares unless consented to by Parent in writing.

7.	Certain Information Concerning the Company.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and is qualified in its entirety by reference to such report.

General. The Company is a Delaware corporation with principal executive offices located at 500 West 5th Street, Suite 900, Austin, Texas 78701. The Company’s telephone number at its corporate headquarters is 512-469-5900. The Company is a leading open ad management company that empowers advertisers, agencies, and publishers to (i) create inspiring and omni-channel advertising, (ii) drive better performance, and (iii) cultivate deeper relationships with customers around the world. Its revenues are principally derived from services related to online advertising. It help advertisers, agencies and publishers engage with consumers across multiple online media channels (mobile, display, rich media, video and social).

Available Information. The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the

Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and equity awards granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters are required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed or furnished with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities maintained by the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. Copies of such materials may also be obtained by mail, upon payment of the SEC’s customary fees, by writing to its principal office at 100 F Street N.E., Washington, D.C. 20549. The SEC also maintains electronic reading rooms on the Internet at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. The Company also maintains a website at www.sizmek.com. The information contained in, accessible from or connected to the Company’s website is not incorporated into, or otherwise a part of, this Offer to Purchase or any of the Company’s filings with the SEC. The website addresses referred to in this paragraph are inactive text references and are not intended to be actual links to the websites.

8.	Certain Information Concerning Parent and Purchaser.

General. Parent is a Delaware limited liability company with its principal executive offices located at c/o Vector Capital Management, L.P., One Market Street, Steuart Tower, 23rd Floor, San Francisco, California, 94105. The telephone number of Parent is 415-293-5000. Purchaser is a Delaware corporation with its principal executive offices located at c/o Vector Capital Management, L.P., One Market Street, Steuart Tower, 23rd Floor, San Francisco, California, 94105. The telephone number of Purchaser is 415-293-5000. Parent was formed on August 1, 2016 and Purchaser was formed on July 28, 2016, in each case solely for the purpose of completing the proposed Offer and Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and arranging of the Equity Financing (as described below in Section 9—“Sources of Funds”) in connection with the Offer and the Merger. Each of Parent and Purchaser has no assets other than cash in a de minimis amount and their respective contractual rights and obligations related to the Merger Agreement and the Equity Financing in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchases Shares pursuant to the Offer, it is not anticipated that Purchaser or Parent will have any significant assets or liabilities or engage in activities other than those incidental to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Purchaser is a wholly-owned subsidiary of Parent, which is affiliated with VC IV. VC IV has provided to Parent an equity commitment equal to $122,610,310.90 less the applicable amount, based on when the Expiration Time occurs, of Cash on Hand after deducting the Pointroll Payment (subject to adjustments as described in the Equity Commitment Letter). Although VC IV has provided the equity commitment to Parent, Parent anticipates that Vector International and VEF III, both affiliates of VC IV, will be funding a portion or all of the amount of the Equity Financing at the closing of the Offer. Until Vector International and VEF III fund a portion or all of the Equity Financing, VC IV shall not be relieved of its obligations under the Equity Commitment Letter with respect to the portion of the Equity Financing that has not been funded. See Section 9—“Source and Amount of Funds.” After giving effect to the Offer and the Merger, Parent and the Surviving Corporation will be affiliated with Holdings, VC IV, Vector International and VEF III. We refer to Purchaser, Parent, Holdings, VC IV, Vector International and VEF III, collectively, as the “Participant Group.”

The business office address of each member of the Participant Group and each such member’s telephone number is set forth in the attached Schedule I. The name, citizenship, business address, present principal occupation or employment and five (5)-year employment history of each of the members, directors or executive officers of each member of the Participant Group are set forth in Schedule I to this Offer to Purchase.

Certain Relationships Between Parent, Purchaser, Holdings, VC IV, Vector International, VEF III and the Company. Except as described in this Offer to Purchase, (i) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in

Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of any member of the Participant Group or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the members of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past sixty (60) days.

Except as provided in the Merger Agreement, the Tender Agreements or as otherwise described in this Offer to Purchase, no member of the Participant Group, or their subsidiaries, nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any present or proposed material agreement, arrangement, understanding or relationship with the Company or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, has any agreement, arrangement, or understanding with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies. Except as set forth in this Offer to Purchase, no member of the Participant Group nor, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between any member of the Participant Group or any of their subsidiaries or, to the best knowledge of any member of the Participant Group after reasonable inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets during the past two (2) years.

None of the persons listed in Schedule I has, during the past five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five (5) years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto, and such reports, proxy statements and other information, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213 at prescribed rates.

9.	Source and Amount of Funds.

Equity Financing. Parent has received an equity commitment letter from VC IV (“Equity Commitment Letter”), pursuant to which VC IV has committed to contribute to Parent an amount equal to $122,610,310.90 less the applicable amount, based on when the Expiration Time occurs, of Cash on Hand after deducting the Pointroll Payment (subject to adjustment as set forth in the Equity Commitment Letter) in cash in immediately available funds for the purpose of funding, and to the extent necessary to fund, the aggregate Per Share Amount and Merger Consideration, pursuant to and in accordance with the Merger Agreement, and certain other amounts required to be paid pursuant to the Merger Agreement. We refer to the financing contemplated by the Equity Commitment Letter, as may be amended, restated, supplemented or otherwise modified from time to time, as the “Equity Financing.” The funding of the Equity Financing is subject to (i) the satisfaction, or waiver by Parent, of all conditions of the Offer in the Merger Agreement as of the Expiration Time, (see Section 11—“The Merger Agreement”), and (ii) the substantially contemporaneous consummation of the acquisition of the Shares tendered in the Offer at the Acceptance Time in accordance with the terms of the Merger Agreement. Although VC IV has provided the equity commitment to Parent, Parent anticipates that Vector International and VEF III, both affiliates of VC IV, will be funding a portion or all of the amount of the Equity Financing at the closing of the Offer. Until Vector International and VEF III fund a portion or all of the Equity Financing, VC IV shall not be relieved of its obligations under the Equity Commitment Letter with respect to the portion of the Equity Financing that has not been funded.

The Company is a third party beneficiary of the Equity Commitment Letter for the limited purposes provided in the Equity Commitment Letter, which include the right of the Company to seek an injunction, or other appropriate form of specific performance or equitable relief, to cause Parent and Purchaser to cause, or to directly cause, VC IV to fund, directly or indirectly, the Equity Financing as, and only to the extent provided in the Equity Commitment Letter.

The obligation of VC IV to fund its equity commitment will expire upon the earliest to occur of (i) the valid termination of the Merger Agreement in accordance with its terms, (ii) the date as of which VC IV or its assigns funds an amount equal to the commitment under the Equity Commitment Letter under the terms thereof to the extent not revoked, rescinded or returned, or (iii) the date on which any claim is brought under, or a legal proceeding is initiated against VC IV or any of its affiliates in connection with the Equity Commitment Letter, the Limited Guarantee, the Merger Agreement or any transaction contemplated by the Merger Agreement (with the exception of certain claims related to the Merger or the equity funding or under the Limited Guarantee, all as specified in the Limited Guarantee (defined below)).

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, a copy of which has been filed as Exhibit (d)(4) to the Schedule TO and which is incorporated herein by reference.

Debt Financing. VC IV’s equity commitment is subject to reduction on a dollar for dollar basis by the amount of any third party financing obtained by Parent or its affiliates prior to the Acceptance Time provided that such third party financing is actually funded. Parent is evaluating debt financing transactions, including term loans and asset backed loans, but, as of the date of this Offer to Purchase, no definitive arrangements have been entered into with respect to any such debt financing transactions. Neither the Offer nor the Merger is subject to any financing condition or financing proceeds condition.

Limited Guaranty. Concurrently with the execution and delivery of the Equity Commitment Letter, VC IV executed and delivered to the Company a limited guarantee in favor of the Company in respect of Parent’s and Purchaser’s obligations to make payments required under the Merger Agreement (“Limited Guarantee”), provided that in no event will VC IV incur obligations totaling more than approximately $16 million in the aggregate under the Limited Guarantee (“Parent Liability Limitation”).

The obligations of VC IV under the Limited Guarantee terminate upon the earliest to occur of: (a) the termination of the Merger Agreement by mutual written consent of Parent and the Company, (b) the termination of the Merger Agreement by the Company to enter into a superior proposal in accordance with the terms and conditions of the Merger Agreement, (c) the payment of an amount of the obligations guaranteed by the Limited Guarantee (the “Guaranteed Obligations”) equal to the Parent Liability Limitation by VC IV, Parent or Purchaser, (d) the date that is seventy-five (75) days following the termination of the Merger Agreement in accordance with its terms (other than terminations for which clauses (a) or (b) applies), unless prior to the expiration of such seventy-five (75) day period (i) the Company shall have delivered a written notice with respect to any of the Guaranteed Obligations asserting that VC IV, Parent or Purchaser is liable, in whole or in part, for any portion of Guaranteed Obligation, and (ii) the Company shall have commenced a legal proceeding against VC IV, Parent or Purchaser with respect to the Limited Guarantee, in which case this Limited Guarantee shall remain in full force until the earliest of (x) a final, non-appealable order of a court of competent jurisdiction determining that VC IV does not owe any amount under the Limited Guarantee and (y) a written agreement between VC IV and the Company in which the Company acknowledges that the obligations and liabilities of VC IV pursuant to the Limited Guarantee are terminated, and (e) the Company or any of its controlled affiliates seeks in a legal proceeding to impose liability upon VC IV in excess of the Parent Liability Limitation or otherwise challenges in any legal proceeding any limit on the liability of VC IV under the Limited Guarantee or Equity Commitment Letter or makes any claim in any legal proceeding in connection with the Merger Agreement, the Limited Guarantee, the Equity Commitment Letter or the transaction completed thereby, other than certain claims specified in the Limited Guarantee.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, a copy of which has been filed as Exhibit (d)(3) to the Schedule TO and which is incorporated herein by reference.

Other than as discussed in this Section 9, there are no alternative financing arrangements or alternative financing plans.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

VC IV (referred to in this Section 10 as “Vector”) is engaged in (among other activities) managing and making equity and debt investments in business organizations in the technology space. The following is a description of Vector’s participation in negotiations with the Company (referred to in this Section 10 as Sizmek) that culminated in the execution of the Merger Agreement. For a review of Sizmek’s activities relating to the negotiations, you are referred to Sizmek’s Schedule 14D-9 that will be mailed to stockholders.

Vector engages in discussions with regard to potential transactions of public and private technology companies both in response to company-initiated processes as well as proactively independent of existing sale processes. Vector is well-known by financial advisors to technology companies as a potential acquirer.

In September 2012, Vector was invited to participate in the strategic alternatives review process being conducted by Digital Generation, Inc. (“Digital Generation”). Prior to February 2014, Sizmek operated as the online segment of Digital Generation. Vector signed a confidentiality agreement with Digital Generation in October 2012 in order to participate in such process and evaluate a potential acquisition of Digital Generation.

In October and November 2012, Vector evaluated a potential acquisition of Digital Generation, including participating in due diligence meetings and calls with Digital Generation’s management. Vector ultimately withdrew from the process in November 2012 without submitting any offers to acquire Digital Generation or any of its businesses.

In February 2014, all of the common stock of Sizmek was distributed to Digital Generation’s stockholders, and immediately prior to such spin-off, Digital Generation contributed the business and operations of its online advertising segment to Sizmek.

On March 11, 2016, representatives of J.P. Morgan Securities LLC (“J.P. Morgan”) contacted Vector regarding Vector’s interest in a potential transaction involving Sizmek and delivered a draft confidentiality agreement to Vector.

From March 11, 2016 to March 23, 2016, Vector’s counsel, Kirkland & Ellis LLP (“Kirkland”), and Sizmek’s counsel, Latham & Watkins LLP (“Latham”), negotiated the terms of the confidentiality agreement and on March 23, 2016, Vector Capital Management, L.P. executed the confidentiality agreement. The confidentiality agreement contained a 12-month standstill provision.

On March 31, 2016, Vector commenced due diligence by meeting with members of Sizmek’s management, including Neil Nguyen, Sizmek’s Chief Executive Officer, and Ken Saunders, Sizmek’s Chief Financial Officer, and attending their management presentation at J.P. Morgan offices in New York, New York.

On April 4, 2016, a J.P. Morgan representative contacted Vector to discuss the sale process that would include Vector and other potential bidders, and noted that a bid process letter would be forthcoming.

On April 5, 2016, J.P. Morgan distributed a bid process letter to Vector which requested that Vector submit a preliminary proposal for a transaction to acquire all of the outstanding shares of Sizmek by April 15, 2016.

On April 15, 2016, Vector submitted a preliminary non-binding bid letter to J.P. Morgan proposing to acquire all of the outstanding shares of Sizmek for $4.00 per share subject to, among other conditions, the completion of due diligence.

On April 25, 2016, representatives of J.P. Morgan invited Vector to participate in the second round of the sale process, but J.P. Morgan noted to Vector that, as it continues to evaluate a potential transaction, Vector would need to find more value and increase its bid in the second round.

On April 26, 2016, Mr. Nguyen and J.P. Morgan representatives met with representatives of Vector in San Francisco, California to discuss Sizmek’s business.

On April, 28, 2016, Mr. Nguyen and J.P. Morgan representatives met with representatives of Vector and Neal Schore, the Chief Executive Officer of Triton Digital, LLC, a portfolio company of Vector, in Calistoga, California for an in-person due diligence session.

On May 3, 2016, Sizmek provided Vector and its representatives with access to a virtual data room that contained financial and operational information about Sizmek.

On May 6, 2016 and May 11, 2016, representatives of Vector and Sizmek management met telephonically to discuss due diligence matters.

On May 15, 2016, Vector submitted a non-binding bid letter proposing to acquire all of the outstanding shares of Sizmek for $4.50 per share subject to, among other conditions, confirmatory due diligence and negotiation of a merger agreement. The bid letter included Vector’s request for a four-week period, subject to extensions, during which Sizmek would negotiate exclusively with Vector.

During the week of May 23, 2016, J.P. Morgan and Vector negotiated the purchase price and discussed Vector’s request for exclusivity. J.P. Morgan informed Vector that Sizmek would not be willing to enter exclusivity at a price below $4.75 per share.

On May 31, 2016, Vector submitted a non-binding bid proposing to acquire all of the outstanding shares of Sizmek for $4.75 per share, conditioned on Sizmek agreeing to a four-week period, subject to extensions, during which Sizmek would negotiate exclusively with Vector, provided that Vector reaffirm the proposed purchase price after the first two weeks of such period. Sizmek agreed to the exclusivity period starting May 31, 2016, subject to Vector reaffirming the proposed purchase price after two weeks.

On June 8, 2016, Latham distributed a draft merger agreement setting forth an all cash tender offer transaction structure followed by a merger to cash-out un-tendered shares at the offer price, with no financing condition, to Kirkland.

On June 9 and 10, 2016, members of Sizmek’s management team, Messrs. Nguyen and Sanders, met with representatives of Vector and J.P. Morgan in New York, New York to conduct in-person due diligence meetings.

On June 13, 2016, in accordance with the exclusivity agreement between the parties, Vector reaffirmed its interest in acquiring all of the outstanding shares of Sizmek for $4.75 per share, subject to its completion of ongoing due diligence, including financial, operational, accounting and legal due diligence.

On June 14, 2016, Vector met in-person with Sizmek’s management team, including Messrs. Nguyen and Sanders, and J.P. Morgan representatives, at Sizmek’s headquarters in Austin, Texas to discuss Sizmek’s cost structure and business strategy.

On June 17, 2016, Kirkland distributed a revised draft of the merger agreement to Latham.

On June 22, 2016, Vector and John Harris, Chair of the Board of Directors of Sizmek, met telephonically to discuss Vector’s continued interest in a potential transaction.

On June 23, 2016, Latham distributed a revised draft of the merger agreement to Kirkland.

On June 27, 2016, representatives of Vector and J.P. Morgan met telephonically, and Vector indicated that its identification and analysis of certain items during the course of Vector’s accounting due diligence would require Vector to lower its bid for all of the outstanding shares of Sizmek, likely by more than $1.02 per share.

On July 6, 2016, representatives of Vector and J.P. Morgan met telephonically to discuss the items that Vector had identified during its accounting due diligence, and J.P. Morgan presented Sizmek’s views with respect to such items. J.P. Morgan subsequently requested that Vector submit a revised bid reflecting Vector’s latest proposal to acquire all of the outstanding shares of Sizmek.

On July 12, 2016, Vector submitted a non-binding bid to acquire all of the outstanding shares of Sizmek for $3.40 per share subject to, among other conditions, confirmatory due diligence and negotiation of a mutually satisfactory merger agreement.

On July 13, 2016, representatives of J.P. Morgan contacted Vector to inform Vector that its last proposal of $3.40 per share was not acceptable to the Board of Directors of Sizmek and that Sizmek had decided to terminate discussions with Vector regarding a potential transaction.

On July 14, 2016, a representative of Vector contacted Scott Ginsburg, a member of the Board of Directors of Sizmek, telephonically and by email to express Vector’s continued interest in a potential transaction and suggested a principal to principal discussion. Mr. Ginsburg indicated that Sizmek would consider a revised proposal from Vector, but such proposal would have to be significantly higher than Vector’s prior bid of $3.40 per share. In a further discussion with Mr. Ginsburg, Vector indicated that it would propose up to $3.75 per share. Mr. Ginsburg subsequently contacted Vector and rejected the $3.75 per share proposal on behalf of the Strategy Committee of the Board of Directors of Sizmek.

On July 22, 2016, Vector submitted a non-binding proposal to acquire all of the outstanding shares of Sizmek for $3.90 per share.

From July 23, 2016 to August 2, 2016, Vector and its representatives continued its confirmatory due diligence, including due diligence sessions with Sizmek’s management.

On July 27, 2016, Kirkland distributed a revised draft of the merger agreement to Latham. The draft merger agreement provided for a termination fee equal to 3.75% of the equity value of the transaction if Sizmek elected to terminate the Vector transaction to accept a superior proposal from another bidder, a closing condition requiring a minimum amount of cash on hand and a closing condition with respect to the number of shares of

Sizmek subject to demands for appraisal. Kirkland’s revised draft of the merger agreement included a specific performance provision, but did not provide for a “go shop” period during which Sizmek would be permitted to actively solicit competing proposals after the signing of the merger agreement. Kirkland’s draft also proposed an expense reimbursement provision to Vector’s benefit should the conditions to the tender offer not be satisfied. Also on July 27, 2016, Kirkland distributed drafts of a tender and voting agreement, an equity commitment letter and a limited guarantee customary for a transaction of this type. Vector proposed that Messrs. Ginsburg and Nguyen, as well as Meruelo Investment Partners LLC and the Alex Meruelo Living Trust (the “Meruelo Parties”), significant Sizmek stockholders with a designee on the Board of Directors of Sizmek, would each execute tender and voting agreements. Representatives of Latham and Kirkland participated in several conferences to negotiate the terms of the limited guarantee and equity commitment letter and exchanged several drafts before finalizing those agreements.

On July 28, 2016, Latham contacted Kirkland to negotiate the terms of the merger agreement. The issues raised by Latham included, among others, a proposed termination fee equal to 2.75% of the equity value of the transaction if Sizmek elected to terminate the Vector transaction to accept a superior proposal from another bidder, removal of or edits to the closing condition requiring a minimum amount of cash on hand, the exclusion of any demands for appraisal with respect to the shares held by the Meruelo Parties and Mr. Gutierrez in determining the satisfaction of the appraisal rights condition to closing and the addition of a “go shop” period during which Sizmek would be permitted to actively solicit competing proposals after the signing of the merger agreement. Latham also informed Kirkland that Messrs. Ginsburg and Nguyen intended to execute the tender and voting agreements, but the Meruelo Parties would not be executing a tender and voting agreement, and the Meruelo Parties’ board designee, Xavier Gutierrez, would be voting against the Vector transaction in his capacity as a director of Sizmek.

On July 29, 2016, Kirkland responded to Latham with Vector’s position on many of the issues raised by Latham the prior day, and on July 30, 2016, Kirkland distributed a revised draft of the merger agreement to Latham.

From July 30, 2016 to August 2, 2016, representatives of Vector, Sizmek, J.P. Morgan, Latham and Kirkland negotiated the remaining open issues in the merger agreement, and Latham and Kirkland exchanged multiple drafts of the merger agreement. In connection with such negotiations, the parties agreed to a proposed termination fee equal to 3.5% of the equity value of the transaction, an expense reimbursement provision to Vector’s benefit of $2 million should conditions to the tender offer not be satisfied, inclusion of a closing condition requiring a minimum amount of cash on hand, the exclusion of any demands for appraisal with respect to the shares held by the Meruelo Parties and Mr. Gutierrez in determining the satisfaction of the appraisal rights condition to closing and the inclusion of a “go shop” period lasting thirty (30) calendar days during which Sizmek would be permitted to actively solicit competing proposals after the signing of the merger agreement.

On August 1, 2016 and August 2, 2016, Latham and Kirkland exchanged drafts of the form of tender and voting agreement. Sizmek proposed that in addition to the tender and voting agreement terminating by its terms upon the termination of the merger agreement, the tender and voting agreement should also terminate upon an adverse recommendation change by the Sizmek Board of Directors with respect to the Vector transaction. Vector agreed to Sizmek’s proposal and the parties finalized the form of the tender and voting agreement to be executed by Messrs. Ginsburg and Nguyen.

On August 2, 2016, representatives of Vector, Sizmek, Latham and Kirkland finalized the terms of the Merger Agreement, the Equity Commitment Letter and the Limited Guarantee.

On August 3, 2016, the parties executed the Merger Agreement and the appropriate parties executed and delivered the Equity Commitment Letter, the Limited Guarantee and the Tender Agreements, and before the opening of trading on Nasdaq on August 3, 2016, Vector and Sizmek issued a joint press release announcing the execution of the Merger Agreement.

On August 29, 2016, Parent and Purchaser commenced the Offer.

For information on the Merger Agreement and the other agreements between Sizmek, Parent and Purchaser and their respective related parties, see Section 8—“Certain Information Concerning Parent and Purchaser,” Section 9—“Source and Amount of Funds,” and Section 11—“The Merger Agreement.”

11.	The Merger Agreement.

The following is a summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as Exhibit (d)(1) to the Schedule TO, which is incorporated herein by reference. Copies of the Merger Agreement and the Schedule TO, and any other filings that we make with the SEC with respect to the Offer or the Merger, may be obtained in the manner set forth in Section 8—“Certain Information Concerning the Company.” Capitalized terms used but not defined in this section will have the respective meanings given to them in this Offer to Purchase. Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. The Company’s stockholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The Offer

The Merger Agreement provides that Purchaser will commence the Offer to purchase all of the Shares at a price per share equal to the Per Share Amount no earlier than fifteen (15) business days after the date of the Merger Agreement and no later than September 1, 2016, and that, subject only to the satisfaction, or waiver by Purchaser or Parent, of the Tender Offer Conditions that are described in Section 15—“Conditions of the Offer,” Purchaser will (and Parent will cause Purchaser to) consummate the Offer in accordance with its terms and accept for payment and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer as promptly after the Expiration Time. The initial expiration date of the Offer will be 12:00 midnight, New York City time, at the end of September 26, 2016.

Terms and Conditions of the Offer. The obligations of Purchaser to, and Parent to cause Purchaser to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the Tender Offer Conditions described in Section 15—“Conditions of the Offer.” The Tender Offer Conditions are for the sole benefit of Purchaser and Parent. Purchaser and Parent expressly reserve the right to waive (in whole or in part) prior to the Expiration Time any Tender Offer Condition at any time and from time to time, to increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer; provided, however, that without the prior written consent of the Company, Purchaser will not (i) waive or change the Minimum Condition, (ii) decrease the Per Share Amount, (iii) change the form of consideration to be paid in the Offer, (iv) decrease the number of Shares sought in the Offer, (v) impose additional conditions to the Offer or otherwise amend or modify any of the conditions to the Offer or terms of the Offer in a manner that is adverse to the beneficial owners of Shares, or (vii) extend or otherwise change the expiration date of the Offer except as otherwise provided in the Merger Agreement.

Extensions of the Offer. The Merger Agreement provides that Purchaser will, without the written consent of the Company, extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq, or any other applicable law, in each case, applicable to the Offer. If, as of the then-scheduled expiration of the Offer, any Tender Offer Condition is not satisfied and has not been waived, then, at the request of the Company, Purchaser will extend the Offer for one (1) or more periods of up to ten (10) business days per extension to permit such condition to the Offer to be satisfied or waived. In addition, if, as of the then-scheduled Expiration Time, any condition to the Offer is not satisfied and has not been waived Purchaser has the right, in its sole discretion (and without the consent of the Company or any other person), to extend the Offer (up to the End Date but not thereafter) on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Tender Offer Condition to be satisfied. Unless otherwise agreed by the Company, Parent and Purchaser, no extended Expiration Time will be a date that is within five (5) business days after the date of a regularly scheduled payroll run of the Company.

The Merger Agreement provides that Purchaser will not be (i) required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and the End Date or (ii) permitted to extend the Offer beyond the End Date.

The Merger Agreement provides that Purchaser may not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of the Company, except for a termination of the Merger Agreement permitted in accordance with its terms.

Recommendation

The Company has represented in the Merger Agreement that the Board has, at a meeting duly called and held, (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company’s stockholders, (ii) approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL and (iii) resolved, subject to certain rights to solicit competing offers as set forth in the Merger Agreement, to recommend acceptance of the Offer and, to the extent applicable, approval and adoption of the Merger Agreement by its stockholders (such recommendation, the “Company Board Recommendation”), in each case by a majority vote with one dissenting vote.

The Company’s Board of Directors

From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, the directors of Purchaser at the Effective Time shall be the directors of the Surviving Corporation.

Tender and Voting Agreements

Concurrently with the execution of the Merger Agreement, each of Neil H. Nguyen, Scott K. Ginsburg and Moon Doggie Family Partnership, L.P. entered into a Tender and Voting Agreement with Parent and Purchaser. Pursuant to the Tender and Voting Agreements, each of these stockholders has agreed (in their capacity as stockholders and, if applicable, holders of stock options), among other things, subject to the termination of the Tender and Voting Agreement (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares owned or thereafter acquired by such stockholder as promptly as practicable (but in no event later than 10 business days after the commencement of the Offer) and not to exercise any appraisal rights in connection with the Merger, (ii) not to transfer any of such stockholder’s equity interests (or interests convertible or exchangeable into equity interests) in the Company, including any Shares, other than in accordance with the terms and conditions set forth in the Tender and Voting Agreement or Merger Agreement, (iii) to vote such stockholder’s Shares in support of the Merger and Transactions at every stockholders’ meeting before the termination of the Tender and Voting Agreement, (iv) to vote against any (a) Acquisition Proposal or (b) action or agreement that would reasonably be expected to result in a breach of the Merger Agreement by the Company or result in a breach of any covenant, representation or warranty or any other obligation or agreement of such stockholder under the Tender Agreement, and (v) not to (a) solicit, initiate or knowingly facilitate or encourage any proposals or inquiries that constitutes, or is reasonably likely to lead to, an Acquisition Proposal, (b) enter into, continue or participate in any discussions or negotiations regarding any Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to any Acquisition Proposal, or (c) furnish any confidential information relating to the Company to any third party with respect to inquiries regarding an Acquisition Proposal, except as permitted by the Merger Agreement. Each Tender and Voting Agreements will terminate upon the first to occur of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the Effective Time, (iii) the date the Offer shall have terminated or the Expiration Time shall have occurred, in each case without acceptance for payment of the Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the stockholders party thereto pursuant to the Merger Agreement as in effect on the date hereof, (v) the occurrence of an Adverse Recommendation Change pursuant to and in accordance with the Merger Agreement, and (vi) the mutual written consent of Parent, Purchaser and the stockholder party thereto. Collectively, the stockholders party to the Tender and Voting Agreements have ownership of an aggregate of 3,991,330 Shares, or approximately 13.7% of the outstanding Shares.

The Merger

The Merger Agreement provides that, following completion of the Offer, and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time, Purchaser will be merged with and into the Company. As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will be the Surviving Corporation in the Merger and will become a wholly-owned subsidiary of Parent.

Certificate of Incorporation; Bylaws; Directors and Officers of the Surviving Corporation.

At the Effective Time, the certificate of incorporation and the bylaws of the Purchaser in effect at the Effective Time will be the certificate of incorporation and the bylaws of the Surviving Corporation until amended in accordance with applicable law. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable law, (i) the directors of Purchaser at the Effective Time will be the directors of the Surviving Corporation and (ii) the officers of the Company at the Effective Time will be the officers of the Surviving Corporation.

Merger Closing Conditions. The respective obligations of each of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction (or waiver by the party entitled to the benefit thereof) at or prior to the Effective Time of the following conditions:

•	if required by Delaware law, the affirmative vote of holders of a majority of Shares outstanding and entitled to vote at a stockholders’ meeting to adopt the Merger Agreement (“Company Stockholder Approval”) shall have been obtained;

•	no restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (whether temporary, preliminary or permanent) preventing or prohibiting the consummation of the Merger or making consummation of the Merger illegal shall be in effect; and

•	Purchaser shall have purchased Shares pursuant to the Offer.

Merger Consideration.

At the Effective Time, each Share outstanding immediately prior to the Effective Time (other than Shares owned by Parent, Purchaser or the Company (as treasury stock), any subsidiary of Parent or the Company, or by any stockholder of the Company who or which is entitled to appraisal rights under Section 262 of the DGCL and properly exercises and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be converted into the right to receive the Per Share Amount without interest and less any applicable withholding taxes or other deductions required by applicable law, if any. All Shares converted into the right to receive the Per Share Amount shall automatically be canceled and cease to exist.

Payment for Shares.

The Merger Agreement provides that on or prior to the Acceptance Time, Parent will select a reputable bank or trust company to act as paying agent with respect to the Offer and exchange agent in the Merger (the “Paying Agent”). At the Effective Time or as promptly as practicable thereafter (but in no event later than 9:00 A.M., New York City time, on the Business Day following the Acceptance Time), Parent will deposit with the Paying Agent cash sufficient to pay the aggregate Merger Consideration payable to the stockholders in connection with the Merger.

The Merger Agreement provides that the Paying Agent will mail to the record holders of Certificates or book-entry shares promptly after the Effective Time (and in any event within three (3) business days) a letter of transmittal and instructions for use in effecting the surrender of Certificates in exchange for Merger Consideration.

The Paying Agent will pay the Merger Consideration to the stockholders upon receipt of (i) surrendered certificates representing the Shares and (ii) a validly executed letter of transmittal or receipt of an “agent’s message” by the Paying Agent in the case of book-entry shares and any other items reasonably required by the Paying Agent or Parent. No interest will be paid or accrued on the cash payable upon the surrender or transfer of any Certificate or book-entry share. Each of the Paying Agent, Purchaser, Parent and the Surviving Corporation are entitled to deduct and withhold from the Per Share Amount or any other payments made in connection with the Merger Agreement any applicable withholding taxes or other deductions required by applicable law.

At any time one (1) year after the Effective Time, Parent may demand that any portion of the funds made available to the Paying Agent that remains unclaimed or undistributed to holders of Certificates or book-entry shares be delivered to Parent, and thereafter, any stockholders who have not theretofore surrendered their Certificates or book-entry shares prior to that time shall thereafter look only to Parent for satisfaction of their claims for the Merger Consideration.

Treatment of Equity Awards.

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each Option outstanding and unexercised immediately prior to the Effective Time, will (i) fully vest and (ii) by virtue of the Merger and without any action on the part of any holder of any Option will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the Option Consideration, with each former holder of any such canceled Option becoming entitled to receive payment of the Option Consideration, if any, made to the holder of such Option through the payroll system of the Company as soon as practicable following the closing date (and in no event later than the next regularly scheduled payroll run of the Company following the closing date). If the exercise price per share of any Option, whether vested or unvested, is equal to or greater than the Per Share Amount, such Option will be cancelled and terminated without any cash payment being made in respect thereof.

Pursuant to the Merger Agreement, as of immediately prior to the Effective Time, each restricted stock unit (i) will automatically become fully vested and the restrictions thereon will lapse and (ii) by virtue of the Merger and without any action on the part of any holder of any restricted stock unit will be cancelled immediately prior to the Effective Time and converted into the right to receive the RSU Consideration. In the event that any restricted stock unit is subject to Section 409A of the Code, the payment of the amount of cash with respect thereto will be delayed to the extent necessary to comply with Section 409A of the Code. Subject to the preceding sentence, each holder of an outstanding restricted stock unit will be entitled to receive in exchange for the cancellation thereof the RSU Consideration with respect to each Share subject to such outstanding restricted stock unit and payment will be made to the holder of such restricted stock unit through the payroll system of the Company as soon as practicable following the closing date (and in no event later than the next regularly scheduled payroll run of the Company following the closing date).

Representations and Warranties

The Merger Agreement contains representations and warranties of the Company, Parent and Purchaser.

In the Merger Agreement, the Company has made customary representations and warranties (qualified in certain instances by reference to SEC filings and the Company disclosure schedule to the Merger Agreement) to Parent and Purchaser with respect to, among other things:

•	the corporate organization and qualification of the Company and its subsidiaries;

•	the Company’s capital structure;

•	the Company’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by the Company of the Merger Agreement and the enforceability of the Merger Agreement against the Company;

•	the absence of conflicts with the organizational documents of the Company, or applicable law;

•	the Company’s subsidiaries;

•	the Company’s filings with the SEC and financial statements;

•	the absence of undisclosed material liabilities;

•	the absence of certain changes involving the Company and its subsidiaries since certain specified dates;

•	the absence of legal proceedings involving the Company and its subsidiaries;

•	the accuracy of the information supplied by the Company for inclusion in certain SEC filings relating to the Offer;

•	broker’s or finder’s fees;

•	employee benefits matters;

•	the fairness opinion delivered to the Company by J.P. Morgan Securities LLC as financial advisor to the Company;

•	tax matters;

•	environmental matters;

•	compliance with laws and court orders by the Company and its subsidiaries;

•	intellectual property matters;

•	anti-corruption compliance matters;

•	employment matters;

•	insurance coverage;

•	material contracts;

•	real property matters;

•	compliance with privacy laws and data privacy policies;

•	the absence of required disclosure pursuant to Item 404 of Regulation S-K (related person transaction); and

•	the inapplicability of state takeover statutes or regulations to the Offer or the Merger.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company with respect to, among other things:

•	the corporate organization and valid existence of Parent and Purchaser;

•	Parent’s and Purchaser’s corporate power and authority to enter into the Merger Agreement;

•	the due execution and delivery by Parent and Purchaser of the Merger Agreement and the enforceability of the Merger Agreement against Parent and Purchaser;

•	the absence of conflicts with the organizational documents of Parent or Purchaser, or applicable law;

•	the absence of legal proceedings involving Parent or Purchaser;

•	the sole purpose of incorporation of the Purchaser;

•	the accuracy of the information supplied by Parent or Purchaser for inclusion in certain SEC filings relating to the Offer;

•	the absence of finders’ fees;

•	the financing commitments obtained by Parent for the transactions contemplated by the Merger Agreement;

•	the Limited Guarantee;

•	the lack of a requirement for a shareholder vote of Parent to approve the Merger and the Transactions;

•	the Surviving Corporation’s solvency after giving effect to the transactions contemplated by the Merger Agreement; and

•	ownership of the Company’s common stock by Parent, Purchaser and their respective affiliates.

None of the representations and warranties contained in the Merger Agreement survives the consummation of the Merger.

Some of the representations and warranties in the Merger Agreement made by the Company are qualified as to “materiality” or “Company Material Adverse Effect.”

For purposes of the Merger Agreement, “Company Material Adverse Effect” means any event, condition, change, occurrence or development, circumstance or effect that, individually or in the aggregate, (i) has had a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and its subsidiaries, taken as a whole, or (ii) would reasonably be expected to prevent or materially delay the transactions contemplated by the Merger Agreement; provided, however, that for purposes of clause (i) above, none of the following shall be deemed in and of themselves to constitute and none of the following shall be taken into account in determining whether there is a Company Material Adverse Effect:

•	changes in applicable law or GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Company and its Subsidiaries operate,

•	changes in the financial or securities markets or general economic or political conditions in the United States of America,

•	changes or conditions generally affecting the industry in which the Company and its subsidiaries operate;

•	acts of war, sabotage or terrorism or natural disasters involving the United States of America,

•	the announcement or consummation of the transactions contemplated by the Merger Agreement (other than for purposes of any representation or warranty related to corporate and governmental authorizations),

•	any failure by the Company and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period,

•	a change in the market price or trading volume of the Shares,

•	any action taken (or omitted to be taken) at the request of the other parties to the Merger Agreement, or

•	any action taken by such person or any of its subsidiaries that is expressly contemplated by the Merger Agreement.

Conduct of the Business of the Company

The Merger Agreement provides that from the date of the signing of the Merger Agreement until the Acceptance Time, the Company will, and will cause each of its subsidiaries to, conduct its business in the ordinary course and use its commercially reasonable efforts to:

•	maintain its existence in good standing pursuant to applicable law;

•	conduct its business and operations in the ordinary course of business, subject to the terms of the Merger Agreement;

•	preserve intact its business organizations, material assets, properties and material contracts;

•	preserve in material respects the current relationships with customers, suppliers, distributors, lessors, licensors, licensees, creditors, contractors and other persons with which the Company or any of its subsidiaries has material business relations; and

•	keep available the services of its present officers and key employees (provided that the Company shall not be obligated to increase the compensation of, or make any other payments to retain, such officers and key employees).

The Company has also agreed that, except (i) as expressly contemplated, required or permitted by the Merger Agreement or the Company disclosure schedule to the Merger Agreement, (ii) as required by applicable law, or (iii) as consented to in writing (which consent will not be unreasonably withheld, conditioned or delayed) by Parent, during the period of time between the date of the signing of the Merger Agreement and the earlier to occur of the termination of the Merger Agreement in accordance with its terms and the Effective Time, the Company will not, and will not permit any of its subsidiaries to:

(a) amend the certificate of incorporation, the bylaws or any other similar organizational document;

(b) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(c) issue, sell, deliver or agree or commit to issue, sell or deliver any Company securities, other than, as applicable, the issuance and sale of Shares upon the exercise of Company options or the settlement of Company restricted stock units, in each case, outstanding on the date of the Merger Agreement;

(d) purchase, redeem or otherwise acquire other than (A) in connection with Company options, (B) the withholding of Shares to satisfy tax obligations with respect to awards granted pursuant to the Company stock plan, and (C) the acquisition by the Company of Shares in connection with the forfeiture of awards granted pursuant to the Company stock plan;

(e) (A) adjust, split, combine or reclassify any Shares, or issue or authorize or propose the issuance of any other Company securities in respect of, in lieu of or in substitution for, Shares or other equity or voting interest, (B) declare, set aside or pay any dividend, (C) pledge or encumber any Shares or other equity or voting interest or (D) modify the terms of any shares of its capital stock or other equity or voting interest;

(f) (A) incur, assume or suffer any indebtedness or issue any debt securities, except (1) for trade payables incurred in the ordinary course of business and (2) for loans or advances to wholly owned subsidiaries of the Company, (B) assume or otherwise become liable for the obligations of any other person, except with respect to obligations of direct or indirect wholly owned subsidiaries of the Company, (C) make any loans, advances or capital contributions to, or investments in, any other person, except for advances to directors, officers and other employees for travel and other business-related expenses or (D) acquire, lease, license, sell, abandon, transfer, assign, guarantee or exchange any material assets, tangible or intangible, or create or suffer to exist any lien thereupon;

(g) (A) enter into any forward contracts, swaps or options, (B) sell any future receivables or grant to any person a contingent right to payment, assets, benefits or services in exchange for an upfront cash payment from such person, (C) require or request any advanced payments by customers outside of the ordinary course of business and consistent with past practice, (D) modify the Company’s or its subsidiaries’ policies or practices with respect to deposits paid to the Company and its subsidiaries in connection with property subleases or (E) defer payment on any contract of the Company or its subsidiaries outside of the ordinary course of business and consistent with past practice;

(h) settle, release, waive or compromise any pending or threatened material legal proceeding or other claim, except for the settlement of any legal proceedings or other claim that is reflected or reserved against in the Company balance sheet;

(i) except as required by applicable law or GAAP, (A) revalue in any material respect any of its properties or assets other than in the ordinary course of business or (B) make any change in any of its accounting principles or practices in any material respect;

(j) (A) make or change any material tax election, (B) settle, consent to or compromise any material tax claim or assessment or surrender a right to a material tax refund, (C) consent to any extension or waiver of any limitation period with respect to any material tax claim or assessment, (D) file an amended tax return that could materially increase the taxes payable by the Company or its subsidiaries or (E) enter into a closing agreement with any governmental authority regarding any material tax;

(k) (A) incur or commit to incur any capital expenditures other than materially consistent with the Company’s capital expenditure budget provided to Parent, (B) operate the Company other than consistent with past practice with respect to contracts, customer relations and insurance, (C) engage in any transaction with any affiliate of the Company that would be required to be disclosed pursuant to Item 404 of Regulation S-K, (D) effectuate a “plant closing” or “mass layoff” (each as defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended) or (E) waive or release any right of material value other than in the ordinary course of business;

(l) except (A) in order to comply with applicable law, (B) as required pursuant to the terms of any employee plan in effect on the date of the Merger Agreement or (C) as provided in the Merger Agreement, (1) take any action to accelerate the vesting, payment or funding of any compensation under any collective bargaining agreement or employee plan, (2) grant to any current or former employee, director or other service provider of the Company whose annual compensation exceeds $125,000, any increase in compensation or benefits (or, in the case of any such person whose annual compensation does not exceed $125,000, grant any such increase unless in the ordinary course of business and that is not material), (3) grant to any current or former employee, director or other service provider of the Company any increase in change in control, retention, severance or termination pay, (4) enter into any employment, consulting, change in control, retention, severance or termination agreement with any current or former employee, director or other service provider of the Company or any of its subsidiaries (other than offer letters entered into with newly-hired non-officer employees in the ordinary course of business and consistent with past practice), (5) hire any employee with an expected annual compensation in excess of $125,000 or (6) terminate any employee with an annual compensation in excess of $125,000 other than terminations for cause;

(m) (A) accelerate the receipt of any collections or accounts receivable or cash contributions of any type (other than in the ordinary course of business consistent with past practice); (B) sell or ship products or deliver services ahead of normally maintained schedules or sell products or services in quantities that are outside of the ordinary course of business relative to the prior year of sales of such products or services or engaged in any practice that could reasonably be considered “channel stuffing” or “trade loading”; or (C) delay or postpone any accounts payable or other payables or expenses (other than in the ordinary course of business consistent with past practice);

(n) acquire any other person or any material equity interest therein or enter into any joint venture, partnership, limited liability corporation or similar arrangement with any third person;

(o) enter into any collective bargaining agreement or agreement to form a works council or other agreement with any labor organization or works council (except to the extent required by applicable law);

(p) adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated pursuant to the Merger Agreement; or

(q) enter into, authorize any of, or agree or commit to enter into a contract to take any of the actions prohibited by the Merger Agreement.

No Solicitation

After the date of the signing of the Merger Agreement and prior to the earlier of the Acceptance Time and the termination of the Merger Agreement in accordance with the terms thereof, the Company and its subsidiaries will not (and the Company will cause its and their respective representatives not to), directly or indirectly:

•	solicit, initiate or knowingly facilitate or encourage any proposal or inquiry that constitutes, or is reasonably likely to lead to, an Acquisition Proposal (as defined below);

•	enter into, continue or participate in any discussions or negotiations regarding any Acquisition Proposal or any proposal or inquiry that is reasonably likely to lead to, any Acquisition Proposal;

•	furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its subsidiaries to any third party with respect to inquiries regarding, or the making of, an Acquisition Proposal;

•	approve, endorse or recommend any proposal that constitutes, or is reasonably expected to lead to, an Acquisition Proposal;

•

enter into any agreement in principle, memorandum of understanding, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar contract relating to an Acquisition Proposal (other than an acceptable confidentiality agreement with a third party to whom the Company is permitted to provide information in accordance with Section 6.04(b) of the Merger Agreement); or

•	resolve, propose or agree to do any of the foregoing.

In addition, the Company will, and will cause its subsidiaries and its and their respective representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any third party and its representatives and its financing sources concerning the Company and its subsidiaries, cease providing any further information with respect to the Company, its subsidiaries or any Acquisition Proposal to any such third party or its representatives and financing sources, and terminate access for any such third parties, its representatives and financing sources to any physical or electronic data room.

Notwithstanding the restrictions described above, (i) at any time prior to 6:00 P.M. Eastern Daylight Time on the thirtieth (30th) calendar day following the execution and delivery of the Merger Agreement, the Company may solicit, initiate, encourage or knowingly facilitate proposals or inquiries that constitute, or are expected to constitute, an offer to acquire the Company; and (ii) at any time prior to the earlier of the Acceptance Time and the receipt of Company Stockholder Approval: the Company may in response to an unsolicited bona fide, written Acquisition Proposal which was made after the date of the Merger Agreement, and did not result from any breach of the Merger Agreement, that the Board determines in good faith (after consultation with its financial advisor) constitutes or would reasonably be expected to result in a Superior Proposal (as defined below), the Company may, upon a good faith determination by the Board (after receiving the advice of its outside counsel) that failure to take such action would be inconsistent with the Board’s fiduciary duties under applicable law:

•	engage in negotiations or discussions with the third party and its representatives or financing sources that has made such Acquisition Proposal; and

•	furnish to the person making such Acquisition Proposal or its representatives or its financing sources non-public information relating to the Company or any of its subsidiaries pursuant to an acceptable confidentiality agreement; provided, however, that the Company or any of its subsidiaries must also provide such information, if any, to Purchaser, to the extent not previously provided.

The Company has agreed that it will promptly advise Parent in writing of receipt of any Acquisition Proposal (in no event later than forty-eight (48) hours after receipt of any Acquisition Proposal), will indicate the identity of the person making such Acquisition Proposal and the material terms and conditions of any proposal or offer or the nature of any inquiries or contacts, and will provide copies of proposal letters and transaction related agreements subject to the confidentiality agreement between the Company and Vector Capital Management, L.P., and thereafter shall keep Parent reasonably informed on a prompt basis of all material developments affecting the material terms of any such Acquisition Proposal. The Company agrees that it and its subsidiaries will not enter into any confidentiality agreement with any person subsequent to the date of the Merger Agreement which prohibits the Company from providing any information to Parent in accordance with the Merger Agreement or otherwise prohibit the Company from complying with its obligations under the Merger Agreement.

The Company Board’s Recommendation.

Subject to the provisions described below, the Board agreed to recommend that the holders of Shares tender their Shares to Purchaser pursuant to the Offer and, if required by applicable legal requirements, adopt and approve the Merger Agreement.

The Merger Agreement provides that the Board will not: (x) (A) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Company Board Recommendation in a manner adverse to Parent in any material respect; (B) adopt, approve, endorse, recommend or otherwise declare advisable an Acquisition Proposal; (C) fail to publicly reaffirm the Company Board Recommendation within ten (10) business days after Parent so requests in writing (it being understood that the

Company will have no obligation to make such reaffirmation on more than three separate occasions); (D) take or fail to take any formal action or make or fail to make any recommendation or public statement in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Board to the Company’s stockholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Board may refrain from taking a position with respect to an Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of a tender or exchange offer in connection with such Acquisition Proposal without such action being considered a violation of the non-solicitation covenants of Merger Agreement); or (E) withdraw or fail to include the Company Board Recommendation in the Schedule 14D-9 (any action described in clauses (A) through (E) above, an “Adverse Recommendation Change”); provided, however, that none of (1) the determination by the Board (or a committee thereof) that an Acquisition Proposal constitutes a Superior Proposal; or (2) the delivery by the Company to Parent of a notice of the Acquisition Proposal that the Board concludes is a Superior Proposal will constitute an Adverse Recommendation Change; or (y) cause or permit the Company or any of its Subsidiaries to enter into an alternative acquisition agreement.

Notwithstanding the foregoing, the Board may, at any time prior to the earlier of the Acceptance Time and the Company Stockholder Approval, if the Company has received a bona fide Acquisition Proposal that (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal, then the Board may (A) effect an Adverse Recommendation Change with respect to such Acquisition Proposal; or (B) authorize the Company to terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to such Acquisition Proposal, in each case if and only if:

•	the Board (or a committee thereof) determines in good faith (after consultation with its financial advisor and outside legal counsel) that the failure to do so would be inconsistent with its fiduciary obligations pursuant to applicable law;

•	the Company has complied in all material respects with its obligations pursuant to the non-solicitation covenants of the Merger Agreement;

•	(i) the Company has provided prior written notice to Parent at least two business days in advance (the “Notice Period”) to the effect that the Board (or a committee thereof) has (A) received a bona fide Acquisition Proposal that has not been withdrawn; (B) concluded in good faith that such Acquisition Proposal constitutes a Superior Proposal; and (C) resolved to effect an Adverse Recommendation Change or to terminate the Merger Agreement pursuant to the non-solicitation covenants of the Merger Agreement, which notice will specify, among other things, the basis for such Adverse Recommendation Change or termination, including the identity of the person or “group” of persons making such Acquisition Proposal and the material terms thereof; and (ii) prior to effecting such Adverse Recommendation Change or termination, the Company and its representatives, during the Notice Period, must have (1) negotiated with Parent and its representatives in good faith (to the extent Parent desires to so negotiate) to make such adjustments to the terms and conditions of the Merger Agreement so that such Acquisition Proposal would cease to constitute a Superior Proposal; and (2) permitted Parent and its representatives to make a presentation to the Board regarding the Merger Agreement; and

•	in the event of any termination of the Merger Agreement in order to cause or permit the Company or any of its subsidiaries to enter into an alternative acquisition agreement with respect to such Acquisition Proposal, the Company will have validly terminated the Merger Agreement in accordance with the terms thereof, including paying the company termination fee, which is defined in the Merger Agreement to be an amount equal to $4,256,360.

For purposes of this Offer to Purchase and the Merger Agreement:

•	“Acquisition Proposal” means any bona fide written offer, indication of interest or proposal relating to an Acquisition Transaction (other than an offer or proposal by Parent or one of its subsidiaries) contemplating or otherwise relating to any Acquisition Transaction.

•	“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving:

•	any merger, consolidation, share exchange, business combination, reorganization, issuance of securities, direct or indirect acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction in which (i) a person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of persons directly or indirectly acquires, or if consummated in accordance with its terms would acquire, beneficial or record ownership of securities representing more than 25% of the outstanding shares of any class of voting securities of the Company; or (ii) the Company issues securities representing more than 25% of the outstanding shares of any class of voting securities of the Company;

•	any direct or indirect sale, lease, exchange, transfer, acquisition or disposition of any assets of the Company and its subsidiaries that constitute or account for (i) 25% or more of the consolidated net revenues of the Company, consolidated net income of the Company or consolidated book value of the Company; or (ii) 25% or more of the fair market value of the assets of the Company; or

•	any liquidation or dissolution of the Company.

•	“Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal that if consummated would result in a person or group (or the shareholders of any person) owning, directly or indirectly, (a) more than 50% of the outstanding Shares or (b) more than 50% of the assets of the Company and its subsidiaries, taken as a whole, in either case, which the Board determines in good faith (after consultation with its financial advisor): (i) to be reasonably likely to be consummated if accepted without material modification to the terms thereof; and (ii) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Offer and the Merger, in each case, taking into account at the time of determination all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement, any changes to the terms of the Merger Agreement offered by Parent in response to such Acquisition Proposal, the identity of the Person making the Acquisition Proposal, and the conditions and ability of the Person making such Acquisition Proposal to consummate the transactions contemplated by such Acquisition Proposal (based upon, among other things, expectation of obtaining required approvals or any necessary financing).

Cooperation with Financing

The Company has agreed to provide and to use commercially reasonable efforts to cause its agents and representatives to provide such customary cooperation, at Parent’s sole expense and subject to written confidentiality arrangements as may be reasonably required by the Company, as may be reasonably requested by Parent or VC IV to assist Parent in causing the conditions in any applicable debt commitment letter to be satisfied and such customary cooperation as is otherwise requested by Parent or Purchaser to assist them in arranging the debt financing (if any) to be obtained by Parent, Purchaser or their respective affiliates in connection with the Offer and the Merger (the “Debt Financing”) (provided that such cooperation is not prohibited by applicable law), including using commercially reasonable efforts to: (i) cause the management team of the Company and external auditors to assist in preparation for and to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions, drafting sessions and sessions with lenders and rating agencies, (ii) assist with the timely preparation of customary rating agency presentations and other documents customarily required in connection with the Debt Financing, including the marketing and syndication thereof, (iii) furnish Parent and Purchaser and the financing sources with information regarding the Company and its subsidiaries customary for the arrangement of loans contemplated by the Debt Financing, (iv) furnish all other reasonably requested financial information regarding the Company and its subsidiaries, including all documentation and other information required by any governmental authority under applicable “know your customer” and anti-money laundering rules and regulations, (v) permit the financing sources to conduct a reasonable and customary due diligence review of the Company and reasonably cooperating to permit prospective lenders involved in the financing to evaluate the Company and its subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements to the extent customary and reasonable and otherwise reasonably facilitating the grant of a security interest in collateral and providing related lender protections, (vi) request customary payoff letters, lien terminations and instruments of discharge to be delivered at Effective Time, (vii) provide customary authorization letters authorizing the distribution of information to prospective lenders and containing a customary “10b-5” representation to the financing sources for the Debt Financing, (viii) cause accountants to consent to the use of their audit reports relating to the Company in any material relating to the Debt Financing, and (ix) assist with the execution, preparing and delivering of original stock certificates and original stock powers to the financing sources.

The areas of cooperation listed in the previous paragraph are subject, in each case, to the proviso that (A) none of the Company nor any of its subsidiaries will be required to incur any liability in connection with the financing prior to the Effective Time (other than with respect to the authorization letters), (B) the Board will not be required to adopt resolutions approving the agreements, documents and instruments pursuant to which the financing is obtained, (C) except as expressly provided in the Merger Agreement, the Company will not be required to take any corporate actions prior to the Effective Time to permit the consummation of the financing, (D) nothing in the Offer or Merger Agreement will require disclosure of any information that could result in a waiver of the attorney-client or similar privilege or that would violate confidentiality obligations owing to third parties, and (E) in the event the Offer closing or the Merger closing does not occur, Parent and Purchaser will jointly and severally indemnify, defend and hold harmless the Company, and their respective pre-Merger closing directors, officers and representatives, from and against any liability or obligation to providers of the financing in connection with the financing (other than customary exceptions for fraud, bad faith and gross negligence). Parent will promptly reimburse the Company for all reasonable out-of-pocket costs incurred by the Company in connection with such cooperation.

Closing Cash Matters

In the Merger Agreement, the Company agreed not to (and not attempt to) make any cash, cash equivalents or marketable securities that is unrestricted, restricted (as to withdrawal or general use, whether by contract or applicable law or are otherwise segregated for use with respect to existing liabilities), in each case as determined in accordance with GAAP.

Voting of Shares

Subject to the termination of the Merger Agreement pursuant to its terms, Parent will, if applicable, use reasonable best efforts to cause all Shares purchased pursuant to the Offer and all other Shares owned beneficially or of record by it, Purchaser or any of its other subsidiaries to be voted in favor of adoption of the Merger Agreement at any meeting of the stockholders of the Company, or any postponement or adjournment thereof, required to consummate the Merger under Delaware law.

Indemnification, Exculpation and Insurance

Parent agreed in the Merger Agreement that ,for six (6) years after the Effective Time, the Surviving Corporation will indemnify and hold harmless the present and former officers and directors of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time to the fullest extent permitted by Delaware law or pursuant to the charter and organizational documents of the Company and its subsidiaries and the indemnification agreements in existence on the date of the Merger Agreement with any directors and officers of the Company and any of its subsidiaries; provided that such indemnification will be subject to any limitation imposed from time to time under applicable law. In addition, Parent is required to include and cause to be maintained in effect in the Surviving Corporation’s certificate of incorporation and bylaws for a period of six (6) years after the Effective Time, provisions regarding elimination of liability of directors, indemnification of officers, directors and employees and advancement of expenses that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

The Merger Agreement also provides that the Company will, prior to the Effective Time, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to such insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company is unable to fulfill the obligations of the preceding sentence, Parent shall cause the Surviving Corporation to obtain such a policy. Parent is required to cause the Surviving Corporation to maintain such prepaid policy in effect for six (6) years from the Effective Time.

Employee Benefits

For a period of one year following the Acceptance Time, with respect to employees of the Company and its subsidiaries at the Acceptance Time (“Continuing Employees”), Parent will cause the Company to provide each Continuing Employee with severance benefits and protections that are materially no less favorable than the severance benefits and protections that were provided to such Continuing Employee under an applicable employee plan in effect as of the date of the Merger Agreement. The Merger Agreement will not limit the obligation of the Company to maintain any employee plan that, pursuant to an existing contract, must be maintained for a period longer than one year. No provision of the Merger Agreement will be construed as a guarantee of continued employment of any employee of the Company or any of its subsidiaries and the Merger Agreement will not be construed so as to prohibit the Surviving Corporation or any of its subsidiaries from having the right to terminate the employment of any individual.

Efforts to Close the Transaction; Regulatory Undertakings

In the Merger Agreement, each of Parent and the Company agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties in doing or causing to be done, all things reasonably necessary, proper or advisable under applicable law to consummate the transactions contemplated by the Merger Agreement, including using reasonable best efforts to (A) prepare and file as promptly as practicable with any governmental authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, (B) obtain and maintain all approvals, consents, orders, registrations, permits, authorizations and other confirmations required to be obtained from any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and (C) execute and deliver any contracts or other instruments that are reasonably necessary to consummate the Offer or the Merger.

In addition, each of the Company and Parent agreed to (i) make an appropriate filing of a Pre-merger Notification and Report Form pursuant to the HSR Act with respect to the Transactions with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) as promptly as practicable and in any event within ten (10) business days of the date of the Merger Agreement and (ii) make, as soon as practicable, such other filings with any foreign governmental authorities as may be required under any foreign antitrust or competition law.

Merger without Meeting of the Stockholders

Unless, prior to the scheduled Acceptance Time, Parent and the Company have mutually determined, in good faith, after consulting with their respective outside legal counsel, that the Merger is ineligible to be effected pursuant to Section 251(h) of the DGCL, then following the consummation of the Offer, each of Parent, Purchaser and the Company will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL and upon the terms and subject to the conditions of the Merger Agreement. If, at any time after the Acceptance Time, the Merger cannot be effected pursuant to Section 251(h) of the DGCL, then if Parent, Purchaser and any other subsidiary of Parent shall collectively own at least ninety percent (90%) of the outstanding Shares, the parties will cause the Merger to be effective as soon as practicable without a meeting of stockholders of the Company in accordance with Section 253 of the DGCL.

Other Covenants

The Merger Agreement contains other customary covenants, including, but not limited to, covenants relating to certain regulatory filings, notices of certain events, public announcements, access to information, employee matters and confidentiality.

Termination of the Merger Agreement

The Merger Agreement may be terminated and the Offer and the Merger may be abandoned:

•	by mutual written consent of Parent and the Company at any time prior to the Acceptance Time;

•	by either Parent or the Company:

•	if the Acceptance Time has not have occurred on or before the End Date; provided that the right to terminate the Merger Agreement as provided above will not be available to any party whose breach of any provision of the Merger Agreement primarily results in the failure of the Offer to be consummated by the End Date;

•	if any court of competent jurisdiction or other governmental authority of competent jurisdiction has issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting (A) prior to the Acceptance Time, the acceptance for payment of, or payment for, Shares pursuant to the Offer or (B) prior to the Effective Time, the consummation of the Merger, and, in each case, such order or other action shall have become final and nonappealable; provided that the right to terminate the Merger Agreement as provided above will not be available to any party that has not complied in all material respects with its obligations under the Merger Agreement;

•	by Parent:

•	if, prior to the Acceptance Time, an Adverse Recommendation Change has occurred;

•	if, at any time prior to the Acceptance Time, (i) there has been a material breach of any covenant or agreement on the part of the Company set forth in the Merger Agreement; or (ii) any representation or warranty of the Company set forth in of the Merger Agreement were inaccurate when made that would (A) result in the breach of representations or warranties with respect to capitalization, authorization, broker’s fees, financial advisor’s opinion or antitakeover statutes, or the material breach of the Company’s obligations or covenants under the Merger Agreement and (B) such breach is not curable by the End Date, or, if curable, is not cured within thirty (30) days of the date Parent gives the Company notice of such breach; provided, however, that Parent will not have the right to terminate the Merger Agreement as provided above if Purchaser or Parent is then in material breach of any of their respective representations, warranties, covenants or agreements thereunder such that the Company has the right to terminate the Merger Agreement pursuant to its terms;

•	by the Company:

•	if the Board authorizes the Company to concurrently with such termination enter into a definitive alternative acquisition agreement providing for a transaction constituting a Superior Proposal and concurrently with such termination enters into a definitive alternative acquisition agreement providing for such transaction constituting a Superior Proposal, if (i) the Company has complied in all material respects with the requirements to solicit other offers pursuant to the Merger Agreement and (ii) prior to or concurrently with such termination, the Company pays the termination fee to Parent pursuant to the Merger Agreement;

•	at any time prior to the Acceptance Time if (i) there has been a material breach of any covenant or agreement on the part of Purchaser or Parent set forth in the Merger Agreement; or (ii) any representation or warranty of Purchaser and Parent set forth in the Merger Agreement was inaccurate when made that would, in the case of both clauses (i) and (ii), (A) have a material adverse effect on the ability of Purchaser or Parent to consummate the Offer, and (B) such breach is not curable by the End Date, or, if curable, is not cured within thirty (30) days of the date the Company gives Parent notice of such breach; provided, however, that the Company will not have the right to terminate the Merger Agreement as provided above if the Company is then in material breach of any of its representations, warranties, covenants or agreements thereunder such that Parent has the right to terminate the Merger Agreement pursuant to its terms.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will be of no further force or effect (subject to certain designated provisions of the Merger Agreement which survive, including provisions relating to expenses, the termination fees and specific performance, among others). However, no party is relieved by such termination of any liability for any willful and material breach of the Merger Agreement prior to the date thereof or for any common law fraud.

Termination Fees

The Company has agreed to pay Parent a termination fee in the amount set forth below in certain circumstances described below:

•	if the Merger Agreement is terminated by (x)(A) by Parent, Purchaser or the Company because the Acceptance Time has not occurred on or before the End Date or (B) by Parent because of uncured material breach of representations, warranties or covenants pursuant to the Merger Agreement, (y) an Acquisition Proposal by a third party has become publicly known or delivered to the Board after the date of the Merger Agreement and prior to such termination and (z) within twelve (12) months after such termination (i) the Company enters into a definitive agreement with respect to an Acquisition Proposal or (ii) any Acquisition Proposal is consummated (with all references to twenty-five percent (25%) in the definition of Acquisition Transaction being treated as references to fifty percent (50%);

•	if the Merger Agreement is terminated by the Company at any time prior to the Acceptance Time because the Board authorizes the Company to concurrently with such termination enter into a definitive agreement providing for a transaction constituting a Superior Proposal and concurrently with such termination the Company does enter into a definitive agreement providing for such transaction constituting a Superior Proposal; or

•	if the Merger Agreement is terminated by Parent because, prior to the Acceptance Time, an Adverse Recommendation Change occurred.

The termination fee payable by the Company in the circumstances described above is an amount, in cash, equal to $4,256,360.

Expense Reimbursement

In the event the Merger Agreement is terminated by either party because the Minimum Condition was not met by the End Date (provided that, at such time, all Offer conditions (except for the Minimum Condition) were met) or by Parent for willful breach of the Merger Agreement, then the Company will reimburse Parent for its actual and reasonable out-of-pocket expenses up to $2,000,000 (subject to the Merger Agreement).

Specific Performance

The parties have agreed that irreparable damage would occur, for which monetary damages would not be an adequate remedy, in the event that any of the provisions of the Merger Agreement are not performed by the other party in accordance with the terms thereof or are otherwise breached. Each party is therefore entitled, in addition to any other remedy to which it is entitled at law or in equity, to specific performance and the issuance of injunctive and other equitable relief to prevent breaches (or threatened breaches) of the Merger Agreement and to enforce specifically the terms and provisions thereof. The parties further agreed to waive any requirement for the securing or posting of any bond or other security in connection with the obtaining of any injunction or enforcement.

Limitations of Liability

Under no circumstances will the collective monetary damages payable by Parent, Purchaser or any of their affiliates for breaches under the Merger Agreement, the Limited Guarantee or the Equity Commitment Letter exceed an amount equal to $16,000,000 in the aggregate for all such breaches (including reasonable attorney’s fees and costs to enforce the Merger Agreement and Limited Guarantee) (the “Parent Liability Limitation”). In no event will any of the Company or its affiliates seek or obtain, nor will they permit any of their representatives to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against Parent or its affiliates, and in no event will the Company or any of its subsidiaries be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against Parent or its affiliates for, or with respect to, the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee or the transactions contemplated thereby.

You will find a description of the Equity Commitment Letter and the Limited Guarantee in Section 9—“Source and Amount of Funds.”

Expenses

Except as otherwise provided in the Merger Agreement, all costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense; provided, that, in the event the Merger and the Offer are to be consummated, the Company and its subsidiaries will not pay or incur fees and expenses in excess of $5,000,000 (the “Expense Cap”) in connection with the transactions contemplated by the Merger Agreement.

Amendment

Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that (i) after the Acceptance Time, no amendment shall be made that decreases the Merger Consideration or the Per Share Amount and (ii) if the Company Stockholder Approval is required under Delaware law, after the Company Stockholder Approval has been obtained there will be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware law without such approval having first been obtained.

Governing Law

The Merger Agreement is governed by Delaware law.

12.	Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. All Shares acquired by Purchaser pursuant to the Offer will be retained by Purchaser pending the Merger. After the Acceptance Time, Purchaser intends to consummate the Merger as promptly as practicable, subject to the satisfaction of certain conditions.

Merger Without a Meeting. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. In addition, Section 253 of the DGCL provides that if a parent company owns at least 90% of the outstanding shares of each class of stock of a subsidiary, then the parent company can effect a short form merger with that subsidiary without the action of the other stockholders of the subsidiary. Accordingly, the Merger Agreement provides that if the parties determine that the Merger cannot be effected pursuant to Section 251(h) of the DGCL, and if Parent, Purchaser and any other subsidiary of Parent collectively acquires at least one share more than the number of shares that would be required to effect the merger under Section 253 of the DGCL the parties will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable without a meeting of the stockholders of the Company, in accordance with Section 253 of the DGCL.

Appraisal Rights. Under the DGCL, holders of Shares do not have appraisal rights in connection with the Offer. In connection with the Merger, however, stockholders of the Company who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from accomplishment or expectation of the Merger and to receive payment of such fair value in cash). Any such judicial determination of the fair value of the Shares could be based upon considerations other than or in addition to the Per Share Amount and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Per Share Amount or the Merger Consideration. Moreover, Purchaser could argue in an appraisal proceeding that, for purposes of which, the fair value of such Shares is less than the Merger Consideration. When the fair value has been determined, the Delaware Court of Chancery will direct the payment of such value upon surrender by those stockholders of the certificates representing their Shares. Unless such court, in its discretion, determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve Board (as defined below) discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the court, and (2) interest theretofore accrued, unless paid at that time. Section 262 of the DGCL provides that the Court of Chancery shall dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenting stockholder’s exclusive remedy.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. The Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•	within the later of the consummation of the Offer, which is the first date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and twenty days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender their Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	strictly follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL.

In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Per Share Amount.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. The foregoing discussion is not a complete statement of the law relating to appraisal rights and is qualified in its entirety by Section 262 of the DGCL. This discussion does not constitute the notice of appraisal rights required by Section 262 of the DGCL.

Going Private Transaction. The SEC has adopted Rule 13e-3 under the Exchange Act which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser and the Company believe that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one (1) year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

Plans for the Company. The Merger Agreement provides that following the Acceptance Time Purchaser will be merged with and into the Company, whereupon the separate existence of Purchaser will cease, and the Company will be the Surviving Corporation. The directors and officers of the Surviving Corporation will, from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, be the respective individuals who are directors of Purchaser and officers of the Company immediately prior to the Effective Time.

Except as otherwise provided herein, it is currently expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Based on available information, we are conducting a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, indebtedness, operations, properties, policies, management and personnel, obligations to report under Section 15(d) of the Exchange Act, and the delisting of its securities from a registered national securities exchange, and will consider what, if any, changes would be desirable in light of the circumstances which exist upon completion of the Offer. We will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and will take such actions as we deem appropriate under the circumstances then existing. Thereafter, we intend to review such information as part of a comprehensive review of the Company’s business, operations, capitalization and management with a view to optimizing development of the Company’s potential. Possible changes could include changes in the Company’s business, corporate structure, charter, bylaws, capitalization, board of directors, management, business development opportunities, indebtedness or dividend policy, and although, except as disclosed in this Offer to Purchase, we have no current plans with respect to any of such matters, Parent, Purchaser and the surviving corporation in the Merger expressly reserve the right to make any changes they deem appropriate in light of such evaluation and review or in light of future developments.

If we acquire Shares pursuant to the Offer and depending upon the number of Shares so acquired and other factors relevant to our equity ownership in the Company, Parent and Purchaser reserve the right to acquire additional Shares through private purchases, market transactions, tender or exchange offers or otherwise on terms and at prices that may be more or less favorable than those of the Offer, or, subject to any applicable legal restrictions, to dispose of any or all Shares acquired by them.

As of the date of this Offer to Purchase, none of Parent or any of its affiliates has had discussions with, or entered into any agreement with, the Company’s directors or executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. Prior to or following the closing of the Offer and the Merger but only after the completion of the “go shop” period described in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, however, Parent or Purchaser or their respective affiliates may have discussions with, and may enter into agreements with, certain executive officers regarding the terms of employment with, or the right to purchase or participate in the equity of, the Surviving Corporation or one or more of its affiliates. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Except as described above or elsewhere in this Offer to Purchase, neither Purchaser nor Parent has any present plans or proposals or is engaged in negotiations that would, in a manner material to the holders of Shares, relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the Board or management of the Company, (v) any other material change in the Company’s corporate structure or business, (vi) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the Company.

13.	Certain Effects of the Offer.

Market for the Shares. If the Offer is successful, there will be no market for the Shares because Parent and Purchaser intend to consummate the Merger as promptly as practicable following the Acceptance Time.

Stock Quotation. The Shares are currently listed on Nasdaq. Immediately following the consummation of the Merger (which is expected to occur as promptly as practicable following the Acceptance Time), the Shares will no longer meet the requirements for continued listing on Nasdaq because the only stockholder will be Parent. Immediately following the consummation of the Merger, we intend and will cause the Company to delist the Shares from Nasdaq.

Exchange Act Registration. The Shares currently are registered under the Exchange Act. The purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. Registration of the Shares may be terminated by the Company upon application to the SEC if the outstanding Shares are not listed on a “national securities exchange” and if there are fewer than 300 holders of record of Shares.

We intend to seek to cause the Company to apply for termination of registration of the Shares as soon as possible after consummation of the Offer if the requirements for termination of registration are met. Termination of registration of the Shares under the Exchange Act would reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act (such as the short-swing profit recovery provisions of Section 16(b), the requirement of furnishing a proxy statement or information statement in connection with stockholders’ meetings or actions in lieu of a stockholders’ meeting pursuant to Section 14(a) and 14(c) of the Exchange Act and the related requirement of furnishing an annual report to stockholders) no longer applicable with respect to the Shares. In addition, if the Shares are no longer registered under the Exchange Act, the requirements of Rule 13e-3 with respect to “going private” transactions would no longer be applicable to the Company. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the U.S. Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act was terminated, the Shares would no longer be eligible for continued inclusion on the Federal Reserve Board’s list of “margin securities” or eligible for stock exchange listing.

If registration of the Shares is not terminated prior to the Merger, then the registration of the Shares under the Exchange Act will be terminated following completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit using such Shares as collateral. Depending upon factors similar to those described above regarding listing and market quotations, following the Offer, the Shares may no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board, in which event the Shares would be ineligible as collateral for margin loans made by brokers.

14.	Dividends and Distributions.

As discussed in Section 11—“The Merger Agreement,” the Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written approval of Parent, the Company will not establish a record date for, declare, accrue, set aside or pay any dividend, make or pay any dividend or other distribution (whether in cash, stock, property or otherwise) in respect of any shares of capital stock or any other securities of the Company or any subsidiary of the Company (other than dividends or distributions paid in cash from a direct or indirect wholly owned subsidiary of the Company to the Company or another direct or indirect wholly owned subsidiary).

15.	Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or pay for any Shares validly tendered and not validly withdrawn prior to any then-scheduled Expiration Time in connection with the Offer and, subject to the terms of the Merger Agreement, may terminate the Offer, if:

•	(i) prior to the expiration of the Offer,

•	(a) there being not validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the Expiration Time that number of Shares which, together with (without duplication of Shares) any Shares then owned, directly or indirectly, by Purchaser, Parent and any other subsidiaries of Parent, collectively represents as of the Expiration Time at least the Minimum Condition;

•	(b) the applicable waiting period under the HSR Act (or under laws analogous to the HSR Act existing in foreign jurisdictions in which the Company has annual revenues or assets in excess of $10,000,000) has not expired or been terminated;

•	(ii) at any time on or after the date of the Merger Agreement and prior to the expiration of the Offer,

•	(a) there is an applicable law or a judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger or restraining or prohibiting Parent or Purchaser from exercising full rights of ownership in the Shares purchased pursuant to the Offer;

•

(b) the representations and warranties of the Company (A) set forth in the Merger Agreement Section 4.05(a) (Capitalization) and Section 4.05(b) (Capitalization), are not true and correct as of the date of the Merger and as of the Expiration Time as though made as of the Expiration Time, except where the failure of such representations and warranties to be so true and correct in all respects that did not result from a willful breach by the Company would not reasonably be expected to result in additional cost, expense or liability to Parent or Purchaser, individually or in the aggregate, that is more than $250,000, (B) set forth in the Merger Agreement Section 4.02(a) (Authorization), Section 4.02(b) (Authorization), Section 4.23(a) (Brokers’ Fees), Section 4.24 (Opinion of Financial Advisor) and Section 4.25 (Antitakeover Statutes) are not true and correct in all material respects as of the date of the Merger Agreement and as of the Expiration Time as though made as of the Expiration Time, (C) set forth in the Merger Agreement Section 4.10(a) (Absence of Certain Changes) are not true and correct as of the date of the Merger Agreement and as of the Expiration Time as though made as of the Expiration Time (without disregarding the “Company Material Adverse Effect” qualification set forth therein), and (D) set forth in the Merger Agreement, other than those described in clauses (A), (B) and (C) above, are not true and correct (disregarding all qualifications or limitations as to “materiality”, “Company Material Adverse Effect” and words of similar import set forth therein) as of the date of the Merger Agreement and as of the Expiration Time as though made as of the Expiration Time, but only if, in the case of this clause (D), where the failure of such representations and warranties to be so true and correct has had or would reasonably be expected to have a Company Material Adverse Effect; provided in each case that representations and warranties made in the Merger Agreement as of a specific date shall be required to be so true and correct (subject to such qualifications) as of such date only;

•	(c) the Company has breached or failed to perform or comply in all material respects with any of its obligations or covenants under the Merger Agreement prior to such time (other than with respect to the Company’s obligations with respect to the transaction expenses cap in the Merger Agreement, which obligation shall have failed to have been performed or complied with other than in any de minimis respect);

•	(d) since the date of the Merger Agreement, a Company Material Adverse Effect has occurred;

•	(e) the Cash on Hand on the last business day of the prior month is less than (A) if the Expiration Time occurs in September 2016, $32,418,000; (B) if the Expiration Time occurs in October 2016, $33,574,000; (C) if the Expiration Time occurs in November 2016, $33,483,000 less the amount of the Pointroll Payment actually paid prior to such time; (D) if the Expiration Time occurs in December 2016, $37,137,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016; and (E) if the Expiration Time occurs in January 2017 or thereafter, $42,161,000 less the amount of the Pointroll Payment actually paid on or prior to November 30, 2016, in each case of (A), (B), (C), (D) and (E) less the aggregate amount of fees and expenses paid in connection with the Offer and the Merger that the Company and its subsidiaries has paid between the date of the Merger Agreement and the Expiration Time up to $5,000,000;

•	(f) the Company has not delivered to Parent a certificate signed on behalf of the Company by its chief executive officer or chief financial officer dated as of the date on which the Offer expires certifying that the conditions specified in paragraphs (b) and (c) do not exist;

•	(g) the holders of more than 10.0% of the outstanding Shares (other than the Shares beneficially owned by (i) Xavier Gutierrez as of the date of the Merger Agreement to the Company’s knowledge and (ii) Meruelo Investment Partners LLC and certain of its Affiliates set forth on the Schedule 13D/A filed by such Persons with the SEC on March 19, 2015) have perfected and not withdrawn a demand for appraisal rights pursuant to Section 262 of the DGCL; or

•	the Merger Agreement has been terminated in accordance with its terms.

The foregoing conditions are for the sole benefit of Purchaser and Parent and, subject to the terms and conditions of the Merger Agreement and applicable law, may be waived by Purchaser or Parent, in whole or in part at any time and from time to time prior to the Expiration Time in the sole discretion of Purchaser or Parent (other than the Minimum Condition, which may be waived by Purchaser and Parent only with the prior written consent of the Company). The failure by Purchaser or Parent at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time, subject to the applicable rules and regulations of the SEC.

16.	Certain Legal Matters; Regulatory Approvals.

General. Except as described in this Section 16, Purchaser is not aware of any pending legal proceeding relating to the Offer. Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Laws,” such approval or other action will be sought.

While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, or certain parts of the Company’s business might not have to be disposed of, any of which could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—“Certain Conditions of the Offer.”

Stockholder Litigation. On August 9, 2016, a purported stockholder class action lawsuit captioned MSS 12-09 Trust v. Sizmek, Inc. et al., Case No. CC-16-04043-D, was filed in the County Court of Dallas County, Texas against the Company, its directors, Parent, and Purchaser. The complaint alleges, generally, that the Company’s directors breached their fiduciary duties to stockholders of the Company by seeking to sell the Company through an allegedly defective process, for an unfair price, and on unfair terms, and that the other defendants aided and abetted those purported breaches. The complaint seeks, among other things, equitable relief that would preliminarily and permanently enjoin the consummation of the proposed Merger, damages, rescission of the proposed Merger to the extent it is consummated, and attorneys’ fees and costs.

On August 24, 2016, a second putative stockholder class action complaint captioned William Deltac v. Sizmek Inc. et al, Case No. CC-16-04241-D, was filed in the County Court of Dallas County, Texas against the Company, its directors, Parent, and Purchaser. The complaint generally alleges, among other things, that the Company’s directors breached their duties to the Company’s stockholders by, among other things, failing to (i) take steps to maximize the value of the Company to its public stockholders, (ii) properly value the Company and (iii) protect against purported conflicts of interests in connection with the proposed sale of the Company and that the other defendants aided and abetted those purported breaches. The complaint seeks, among other things, equitable relief that would preliminarily and permanently enjoin the consummation of the proposed Merger, damages, rescission of the proposed Merger in the event that it has been consummated, and attorneys’ fees and costs.

Each of the Company, Parent and Purchaser believes that the plaintiffs’ allegations lack merit and will vigorously contest them. The foregoing descriptions are qualified in their entirety by reference to the complaints which are filed as Exhibit (a)(5)(A) and Exhibit (a)(5)(B).

State Takeover Laws. A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Board has approved the Merger Agreement, the Tender Agreements and the transactions contemplated thereby, including the Offer and the Merger, for purposes of Section 203 of the DGCL.

Based on information supplied by the Company and the approval of the Merger Agreement and the transactions contemplated by the Merger Agreement by the Board, we do not believe that any other state takeover statutes or similar laws purport to apply to the Offer or the Merger. Except as described herein, neither Parent nor the Company has currently attempted to comply with any state takeover statute or regulation. We reserve the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we might be required to file certain information with, or to receive approvals from, the relevant state authorities, and we might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, we may not be obligated to accept payment or pay for any Shares tendered pursuant to the Offer. See Section 15—“Certain Conditions of the Offer.”

United States Antitrust Compliance. Under the HSR Act, and the related rules and regulations that have been issued by the FTC, certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and Antitrust Division and certain waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Shares in the Offer and the Merger.

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a fifteen (15) calendar day waiting period which begins when Parent files a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the fifteen (15) calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent and the Company each filed a Pre-merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on August 17, 2016, and the required waiting period with respect to the Offer and the Merger will expire at 11:59 P.M., New York City Time, on September 1, 2016, unless earlier terminated by the FTC and the Antitrust Division, or if Parent withdraws its HSR filing under 16 C.F.R. §803.12 or if Parent or the Company receive a request for additional information or documentary material prior to that time. If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent or the Company, the waiting period with respect to the Offer and the Merger would be extended for an additional period of up to ten (10) calendar days following the date of Parent’s or the Company’s (as applicable) substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent Parent’s and the Company’s agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional ten (10) calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of the Company or its subsidiaries or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

17.	Fees and Expenses.

Parent and Purchaser have retained Okapi Partners LLC to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request brokers, bankers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable and customary expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

Neither Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, bankers and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18.	Miscellaneous

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any state in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such state. However, Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any such state and to extend the Offer to holders of Shares in such state.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER

Directors and Executive Officers of Parent and Purchaser

The name, current principal occupation or employment and material occupations, positions, offices or employment for the past five (5) years of each director, executive officer, manager and general partner of each member of the Participant Group and their affiliates are set forth below. All individuals listed below are United States citizens.

The sole stockholder of Solomon Merger Subsidiary, Inc., a Delaware corporation (“Purchaser”), is Solomon Holding, LLC, a Delaware limited liability Company (“Parent”). Currently, the sole member of Parent is Vector Solomon Holdings (Cayman), Ltd., a Cayman Islands limited liability exempted company (“Holdings”).

Vector Capital IV, L.P., a Delaware limited partnership (“VC IV”), does not currently hold an equity interest in Parent, but has committed to provide the Equity Financing pursuant to the Equity Commitment Letter. Vector Capital IV International, L.P., a Cayman Islands limited partnership (“Vector International”), and Vector Entrepreneur Fund III, L.P., a Delaware limited partnership (“VEF III”), also do not currently hold an equity interest in Parent, but are expected to fund a portion or all of the Equity Financing. Following the provision of the Equity Financing, Vector International and VEF III, as applicable, will own an equity interest in Parent, directly or indirectly, through Holdings.

Vector Capital Partners IV, L.P., a Cayman Islands limited partnership (“VCP IV”), is the sole general partner of VC IV and Vector International. Vector Capital, Ltd., a Cayman Islands limited liability exempt company (“VC Ltd.”), and Vector Capital, L.L.C., a Delaware limited liability company (“VC”), are general partners of VCP IV. VC, VC IV, VCP IV, Vector International and VEF III are referred to collectively as the “Vector Entities”.

Vector Capital Partners III, L.P., a Cayman Islands limited partnership (“VCP III”), is the sole general partner of VEF III. VC Ltd. and VC are general partners of VCP III.

Alexander R. Slusky is the owner of VC and his principal employment is as the Managing Director and Chief Investment Officer of Vector Capital Management, L.P., a Delaware limited partnership (“VCM”), which is principally engaged in the business of managing a portfolio of funds, including the Vector Entities.

The principal office address of each of Parent and Purchaser is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The telephone number at the principal office of each of Parent and Purchaser is 415-293-5000. The principal office address of each Vector Entity is One Market Street, Steuart Tower, 23rd Floor, San Francisco, CA 94105. The telephone number at the principal office of each Vector Entity is 415-293-5000.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years
Alex Beregovsky	Director and President of Parent and Purchaser Director of Holdings	Mr. Beregovsky joined Vector in 2010. His areas of expertise include internet, marketing and technology-enabled services as well as certain vertical markets, such as energy and financials. He currently sits on the Boards of Triton Digital and WatchGuard Technologies. Prior to joining Vector, Mr. Beregovsky was at Viking Global Investors, a leading international long / short equity fund.

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

Previously, Mr. Beregovsky was an Associate at Francisco Partners, where he focused on large-scale and middle market buyouts in software, hardware, services and semiconductor sectors. Prior to Francisco Partners, Mr. Beregovsky was an Analyst in the Financial Institutions Group at Banc of America Securities, where he worked on M&A and financings for banks, diversified finance, insurance, asset management and financial technology firms. Previously, Mr. Beregovsky was a Quantitative Strategies Consultant at Goldman Sachs, designing systems for the Program Trading Group.

Mr. Beregovsky received his MBA from the Stanford Graduate School of Business and holds a B.A. in mathematics, economics and computer science from New York University.

Alex Kleiner	Director, Vice President and Secretary of Parent and Purchaser Director of Holdings

Mr. Kleiner joined Vector in 2010. He sits on the Boards of VFO, Triton Digital, and 20-20 Technologies and was actively involved in Vector’s investments in Tidel Engineering and SafeNet. Previously, Mr. Kleiner worked at OpenView Venture Partners where he evaluated expansion stage enterprise software companies. He began his career in the Mergers & Acquisitions Group at Merrill Lynch in New York, advising clients primarily in the telecommunications, technology and healthcare industries.

Mr. Kleiner graduated from Yale University with a B.A. in History and received his MBA from the Harvard Business School.

Alexander Slusky	Owner of VC Managing Director and Chief Investment Officer of VCM

Mr. Slusky founded Vector in 1997. His areas of expertise include infrastructure and applications software, internet services, corporate spinouts, and technology buyouts.

Mr. Slusky currently serves on the Boards of Saba Software, Cambium Networks, Corel Corporation, and WatchGuard Technologies. Mr. Slusky was previously a Director of Technicolor S.A., SafeNet, RAE Systems, Register.com, Savi Technology, LANDesk Software, and NetGravity. Mr. Slusky also serves on the investment committee of the Vector Credit Opportunity Fund.

Prior to Vector, Mr. Slusky led the technology equity practice at Ziff Brothers Investments, managing a

Name	Position	Present Principal Occupation or Employment; Material Positions Held During the Past Five Years

portfolio of public and private technology investments. Before joining Ziff Brothers, Mr. Slusky was at New Enterprise Associates (NEA), focusing on venture investments in software, communications, and digital media. Prior to NEA, Mr. Slusky was a consultant at McKinsey & Company and a product manager at Microsoft Corporation.

Mr. Slusky has a B.A. in Economics from Harvard University, and an MBA from the Harvard Business School.

The Letter of Transmittal, certificates for Shares and any other required documents should be sent by each stockholder of the Company or such stockholder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary as follows:

The Depositary for the Offer is:

By Mail:	By Overnight Courier:

Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Computershare c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

By Facsimile:

For Eligible Institutions Only:

(617) 360-6810

For Confirmation Only Telephone:

(781) 575-2332

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers and address set forth below. Questions or requests for assistance or additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the address and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

Okapi Partners LLC

1212 Avenue of the Americas, 24th Floor

New York, New York 10036

Stockholders May Call Toll-Free: (877) 629-6356

Banks & Brokers May Call: (212) 297-0720

Email: info@okapipartners.com